    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 22, 1997
                                              REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         SPECTRATEK TECHNOLOGIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           CALIFORNIA                            2671                            95-3541556
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                            ------------------------

                                5405 JANDY PLACE
                         LOS ANGELES, CALIFORNIA 90066
                                 (310) 822-2400
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                TERRENCE CONWAY
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                         SPECTRATEK TECHNOLOGIES, INC.
                                5405 JANDY PLACE
                         LOS ANGELES, CALIFORNIA 90066
                                 (310) 822-2400
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

                BRUCE R. HALLETT, ESQ.                                    DANA M. WARREN, ESQ.
                ELLEN S. BANCROFT, ESQ.                                  THOMAS M. CLEARY, ESQ.
               MATTHEW V. WATERMAN, ESQ.                                 ASHLEY S. NEWSOM, ESQ.
            BROBECK, PHLEGER & HARRISON LLP                                RIORDAN & McKINZIE
           4675 MacARTHUR COURT, SUITE 1000                        300 SOUTH GRAND AVENUE, 29TH FLOOR
            NEWPORT BEACH, CALIFORNIA 92660                           LOS ANGELES, CALIFORNIA 90071
                    (714) 752-7535                                           (213) 629-4824

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

==================================================================================================================
            TITLE OF EACH CLASS OF                     PROPOSED MAXIMUM                      AMOUNT OF
         SECURITIES TO BE REGISTERED              AGGREGATE OFFERING PRICE(1)           REGISTRATION FEE(1)
------------------------------------------------------------------------------------------------------------------
Common Stock, no par value....................            $25,000,000                         $7,576
==================================================================================================================

(1) Estimated solely for the purpose of calculating the Registration Fee pursuant to Rule 457(o).
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED OCTOBER 22, 1997
PROSPECTUS

                                             SHARES

                                      LOGO
                                  COMMON STOCK
                            ------------------------

     Of the             shares of common stock, no par value (the "Common
Stock") of Spectratek Technologies, Inc. ("Spectratek" or the "Company") being
offered,        shares are being sold by the Company and        shares are being
sold by the Selling Stockholders. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders." Prior to this Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price
will be between $          and $          per share. See "Underwriting" for
information relating to the factors to be considered in determining the initial public offering price. The Company will apply to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "SPTK."
                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=====================================================================================================
                                   PRICE TO   UNDERWRITING DISCOUNTS PROCEEDS TO  PROCEEDS TO SELLING
                                    PUBLIC      AND COMMISSIONS(1)    COMPANY(2)    STOCKHOLDERS(2)
-----------------------------------------------------------------------------------------------------
Per Share.......................      $                 $                 $                $
-----------------------------------------------------------------------------------------------------
Total(3)........................      $                 $                 $                $
=====================================================================================================

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company, estimated at $575,000.

(3) The Company and the Selling Stockholders have granted to the Underwriters an option, exercisable within 30 days hereof, to purchase up to an aggregate of additional shares of Common Stock at the Price to Public less Underwriting Discounts and Commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds
    to the Company and Proceeds to the Selling Stockholders will be $        ,
    $        , $        and $        , respectively. See "Underwriting."
                            ------------------------

     The shares of Common Stock are offered by the Underwriters named herein, subject to prior sale, when, as and if issued by the Company and delivered to and accepted by the Underwriters and subject to certain prior conditions, including the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made through the facilities of The Depository Trust Company in New York, New York on or about
            , 1997.

                            EVEREN SECURITIES, INC.

               The date of this Prospectus is             , 1997

                      [COLOR PHOTOS AND ART WORK TO COME]

     The Company intends to distribute to its stockholders annual reports containing financial statements audited by its independent auditors and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

     Geometric Pigment(TM), Spectratek(TM), Spectrasheen(TM), Holosheen(TM) and Hyperplaid(TM) are trademarks of the Company. This Prospectus also includes trade names and trademarks of other companies.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFER AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option, (ii) assumes no exercise of options to purchase 91,500 shares of Common Stock outstanding as of October 21, 1997, (iii) gives effect to a 300-for-1 stock split of the Common Stock effected in June 1997 and (iv) gives effect to the reincorporation of the Company in the State of Delaware to occur in November 1997.

                                  THE COMPANY

     Spectratek Technologies, Inc. is a leading manufacturer of microreplicated holographic films that are used in a wide range of value added applications in consumer products, packaging materials and industrial products. Using its proprietary technologies, the Company records coherent light onto continuous rolls of polymer film. This process adds unique optical characteristics to the film, creating color, motion and the appearance of depth in natural light. The Company's films are used in consumer applications including stickers, magazines, glitter and cosmetics; in packaging applications and labels for toys, food, beverages, computer games and displays; and in industrial applications such as paint, fabrics, flooring and architectural materials. The Company has refined its proprietary technology to create virtually seamless holographic patterns which the Company believes offer superior brightness, clarity and consistency when compared with competing holographic films. The Company's holographic films have been incorporated into products marketed by numerous companies in a broad range of industries, including Coors Bottling Company, Kraft General Foods, Mattel, Inc. and PPG Industries, Inc.

     All of the Company's films utilize holographic technology. Holograms are visual recordings of light wave patterns in a compacted form that enable three dimensional information to be condensed onto a flat surface. Microscopic grooves and bumps on the surface of film facilitate the dispersion of white light into its component spectral colors to create the holographic effect. By arranging areas of different grating angles and groove spacing, holographic images or patterns are created that when viewed from different angles, reveal features (color and depth) of the hologram that are not otherwise visible in a conventionally printed image.

     A key step in the manufacture of holographic films is the microreplication process, which involves the transfer of a master holographic image or pattern onto the surface of thin film. The Company has developed proprietary remastering methodologies that enable the Company to enhance and refine the shape, size and position of the grooves and bumps on the existing custom holographic master. The specific pattern of grooves and bumps determines the effect created by the interaction of light with the thin films. By adjusting the depth and spacing of the grooves (as many as 44,000 lines per linear inch) and bumps (often only .25 micron deep), the Company is able to increase the brightness and clarity of the hologram. The Company is not aware of any competitor who is able to modify or enhance an existing master. In addition, the elimination of virtually all seams and breaks within most of the Company's patterns make the Company's products more attractive and economical for its customers.

     The Company currently manufactures and markets 14 custom stock patterns, which are typically sold in finished rolls of film in widths of 24 or 40 inches, or as glitter or geometric pigment (precision cut particles of the Company's films) and are generally forwarded to converters, cutters or finishers who create the final product for end users. The Company is currently constructing a new microreplication machine to manufacture film in widths of 55 inches, which should enable the Company to meet demand in new markets requiring wider films. During 1996, the Company manufactured more than 80 million square feet of holographic thin films.

     The Company sells both microreplicated holographic films as well as converted products which incorporate the Company's holographic films. Converted products include film that is permanently laminated to paper or board stock or pressure sensitive backing, that is coated or tinted, or that is cut into particles ranging from 1/16 inch to 1/500 inch. The Company does not engage in such conversion processes internally, but rather contracts with a number of third party vendors to perform these processes. Such vendors also act as value added resellers who add conversion steps to these films and sell the converted products directly.

     The Company believes that significant growth opportunities exist for holographic films in the markets for both rigid and flexible packaging materials and for industrial applications due to the visual appeal, impact and uniqueness of holographic films. According to the Flexible Packaging Association, the size of the flexible packaging (bags and pouches) market is estimated to reach $16.4 billion in 1997. Packages utilizing holographic materials currently represent a very small share of the packaging materials market due to their higher cost when compared with traditional packaging materials. The Company's new microreplication machine should enable it to produce films 55 inches wide in order to better address the requirements of the packaging industry.

     The Company is also taking steps to expand the industrial applications for its products, particularly by marketing the Company's geometric pigment for use in paints and coatings in the automobile OEM and refinish paint markets. In July 1997, PPG Industries, Inc. launched its Prizmatique(TM) automobile paint line, featuring the Company's geometric pigment, for use in the automobile refinishing market. In addition, BASF and Englehard are each beta testing the Company's geometric pigment for use in their OEM paint products. In addition, Vegla, a large European glass manufacturer, is marketing the Company's holographic films for use in residential and commercial decorative glass applications. The Company's objective is to leverage its proprietary microreplication technology to expand its product offerings in existing markets, maximize economies of scale, and develop new markets for its holographic films.

     The Company was incorporated in California in October 1980 as Spectratek and changed its name to Spectratek Technologies, Inc. in June 1997. The Company will be reincorporated in Delaware prior to the consummation of the Offering. The Company's executive offices are located at 5405 Jandy Place, Los Angeles, California 90066, and its telephone number at that location is (310) 822-2400.

                                  THE OFFERING

Common Stock Offered
     By the Company..........................           shares
     By the Selling Stockholders.............           shares
          Total..............................           shares
Common Stock to be outstanding after the
  Offering...................................           shares(1)
Use of Proceeds..............................  The Company intends to use the net proceeds from the Offering to repay indebtedness,
                                               including indebtedness incurred in connection
                                               with the S Corporation Distribution (as
                                               defined herein) and under the Company's bank
                                               line of credit, to purchase additional
                                               capital equipment (primarily for the
                                               Company's laser laboratory and mastering
                                               facility), to fund the relocation of the
                                               Company's manufacturing facilities to its new
                                               facility, to expand the Company's marketing
                                               capabilities, and for general corporate
                                               purposes (including additions to working
                                               capital). See "Use of Proceeds."
Proposed Nasdaq National Market symbol.......  SPTK

---------------
(1) Excludes 303,000 shares of Common Stock reserved for issuance under the Company's 1997 Stock Incentive Plan (the "1997 Plan"). As of October 21, 1997, options to purchase 91,500 shares of Common Stock were outstanding under the 1997 Plan at a weighted average exercise price of $16.73 per share. See "Management -- 1997 Stock Incentive Plan" and Note 10 of Notes to Financial Statements.

                         SUMMARY FINANCIAL INFORMATION

     The following summary financial information for the Company is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                                                            SIX MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,                          JUNE 30,
                                              ---------------------------------------------------------   ---------------------
                                                1992        1993        1994        1995        1996        1996        1997
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales.................................  $   4,536   $   7,387   $   9,052   $  10,320   $  12,003   $   5,452   $   7,622
  Gross profit..............................      1,458       4,485       3,809       4,747       4,889       2,221       3,096
  Income from operations ...................         72       2,720       1,702       2,396       2,243       1,073       1,609
  Income before provision for income
    taxes...................................         74       2,725       1,804       2,395       2,145       1,060       1,547
  Provision for income taxes................         30         701         791       1,021         851         421         643(2)
  Net income................................  $      44   $   2,024   $   1,013   $   1,374   $   1,294   $     639   $     904
  Net income per common and common
    equivalent share........................  $    0.01   $    0.66   $    0.33   $    0.45   $    0.42   $    0.21

  Weighted average common and common
    equivalent shares(1)....................  3,048,273   3,048,273   3,048,273   3,048,273   3,049,636   3,048,273

  Pro forma provision for income taxes(3)...                                                                          $     697
  Pro forma net income(3)...................                                                                          $     850
  Pro forma net income per share(3).........
  Pro forma weighted average common and
    common equivalent shares(1)(4)

OPERATING AND OTHER DATA:
  Capital expenditures......................  $     171   $     167   $     404   $     634   $     103   $      78   $     207
  Research and development..................        238         397         576         571         504         255         172
  Depreciation and amortization.............         79         214         107         165         310         163         199
  EBITDA(5).................................        158       2,971       1,945       2,628       2,612       1,301       1,801
  Cash flow provided by (used in) operating
    activities..............................       (424)        464         164          (5)      1,346         139         908

                                                                                          AT JUNE 30, 1997
                                                                                -------------------------------------
                                                                                           PRO          PRO FORMA
                                                                                ACTUAL   FORMA(6)   AS ADJUSTED(6)(7)
                                                                                ------   --------   -----------------
                                                                                (UNAUDITED)
Working capital...............................................................  $5,120   $ 5,066
Total assets..................................................................  9,182      9,128
Notes payable.................................................................  1,076      1,076
Retained earnings.............................................................  7,076      4,022
Stockholders' equity..........................................................  7,146      7,092

---------------

(1) See Note 2 of Notes to Financial Statements.

(2) The Company has been taxed as an S Corporation for federal and state income tax purposes since January 1, 1997. Provision for income taxes for the six months ended June 30, 1997 consists primarily of net deferred tax assets which were written-off in January 1997 upon the Company's election to be taxed as an S Corporation.

(3) Pro forma provision for income taxes, pro forma net income and pro forma net income per share reflect the pro forma effect of income taxes as if the Company had been taxed as a C Corporation for the six months ended June 30, 1997. Upon consummation of the Offering, the Company will be subject to federal and state income taxes. See "Prior S Corporation Status."

(4) Also assumes as outstanding during each of the periods presented, shares of the Common Stock offered by the Company in this Offering, which represent the approximate number of shares deemed to be sold by the Company to fund the repayment of the Stockholder Notes (as defined herein). See "Prior S Corporation Status," "Use of Proceeds" and Note 2 of Notes to Financial Statements.

                                              (footnotes continued on next page)

(5) EBITDA represents earnings before taking into consideration interest expense, income tax expense and depreciation and amortization expense and is not a generally accepted accounting principle ("GAAP") measurement of income. EBITDA may not provide an accurate comparison among companies because it is not necessarily computed by all companies in an identical manner. The use of such information is intended only to supplement the conventional income statement presentation, and is not to be considered as an alternative to net income, cash flows or any other indicator of the Company's operating performance which is presented in accordance with GAAP above.

(6) Presented to give pro forma effect to (i) the distribution of previously undistributed retained earnings of the Company (which were approximately $3.0 million at September 30, 1997) from January 1, 1997 through the date of the termination of the Company's S Corporation status (the "S Corporation Distribution"), and (ii) the termination of the Company's S Corporation status.

(7) As adjusted to give effect to the sale by the Company and the Selling
    Stockholders of        shares of Common Stock at an assumed initial public
    offering price of $ per share and the application of the estimated net proceeds therefrom (including the repayment of indebtedness incurred under the Company's bank line of credit and the Stockholder Notes). See "Prior S Corporation Status" and "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered hereby.

DEPENDENCE ON MARKET ACCEPTANCE OF HOLOGRAPHIC PRODUCTS; LIMITATION ON ABILITY TO IDENTIFY AND PENETRATE NEW MARKETS

     All of the Company's products are based on holography and, as a result, the Company's operating results will depend substantially on the continued market acceptance of holographic products. Any decline in the applications for the Company's products or the emergence of a new technology for the production of high quality holographic materials at reduced prices would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company believes that its growth prospects depend in large part on its ability to identify and penetrate new markets and to gain greater acceptance of the Company's products in its existing markets. Holographic materials currently constitute only a small percentage of the materials used in the large and highly competitive markets in which the Company's products are currently sold. In particular, the Company faces significant challenges in penetrating the packaging market due to material size constraints and cost considerations resulting from the availability of less expensive packaging materials. Additional challenges to the Company's expansion into new markets and within existing markets include, among others, adapting to specialized marketing needs, technological requirements and new product compositions. In addition, the Company sells a significant portion of its products to value added resellers, and accordingly, is often unable to identify the end user for such products. This limits the Company's ability to identify and penetrate new markets and to pursue additional opportunities within its existing markets. The inability of the Company to identify and penetrate new markets or to gain broader acceptance of its products in the markets it currently serves could have a material adverse effect on the Company's business, results of operations and prospects for growth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations,"
"Business -- Existing Markets" and "Business -- Competition."

PROTECTION OF PROPRIETARY TECHNOLOGIES; RELIANCE ON TRADE SECRETS

     The Company's ability to compete effectively depends in part on its ability to develop and maintain the proprietary aspects of its technologies. The Company believes that its proprietary processes are significantly different from and superior to those used by competitors to produce similar materials. To date, the Company has relied primarily upon trade secret laws and nondisclosure agreements to protect its proprietary rights and has not sought patent protection. There can be no assurance that such trade secrets will remain confidential, that any patents will be applied for or granted or that other intellectual property rights of the Company will provide meaningful protection for the Company's proprietary rights. If the processes employed by the Company become known to competitors, it is likely that they could be used to produce materials of the quality and durability produced by the Company, and that such competitors could gain market share and become more successful in the markets in which the Company operates. There can be no assurance that the steps taken by the Company will be adequate to deter the misappropriation of its proprietary information and technologies, that the Company will be able to prevent the assertion of an adverse claim to its technologies, that the Company will be able to detect unauthorized use and take effective steps to enforce its intellectual property rights, or that the Company's competitors will not independently develop technologies that are similar or superior to the Company's technologies.

     Litigation may be necessary in the future to enforce the Company's intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend the Company against claims of infringement or invalidity by others. The Company's involvement in an intellectual property dispute or in any action to protect its trade secrets, even if successful, could have a material adverse effect on the Company's business, financial condition and results of operations, and could result in significant costs to the Company, both in terms of legal fees and expenses, as well as a diversion of management's attention. Adverse determinations in any such action could subject the Company to significant liabilities, require the Company to seek licenses from third parties, which might not be available on terms acceptable to the Company, if at all, and possibly prevent the Company from manufacturing and selling its products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- The Spectratek Advantage" and "-- Proprietary Rights."

RELIANCE ON KEY PERSONNEL

     The Company creates its products using proprietary technologies that the Company's founders, particularly Michael Foster, have developed over the past twenty-six years. Only four of the Company's executive officers are aware of all of the proprietary techniques employed by the Company and the Company does not have employment contracts with any of such officers. In particular, Mr. Foster has had the primary responsibility for the development of the holographic technologies currently used by the Company, and his absence or loss would make it significantly more difficult for the Company to address evolving market needs and to expand the applications for the Company's products, either of which could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's future performance will also depend in significant part on the efforts and contributions of Terrence Conway, James Wanlass and Michael Wanlass, as well as certain other key technical personnel. While the Company maintains key employee life insurance on Messrs. Conway and Foster in the amounts of $1.0 million and $5.0 million, respectively, the Company does not maintain key employee life insurance on any other employee. The loss of the services of either Mr. Conway or Mr. Foster could have a material adverse effect on the Company's operations beyond the value of such insurance policies. See "Business -- Employees" and "Management -- Executive Officers and Directors."

MANAGEMENT OF GROWTH

     The Company's sales and marketing efforts have historically been application specific, with less emphasis directed to the particular industries in which the Company's customers operate. As a consequence, the Company's sales and marketing activities to date primarily have been reactive. Upon consummation of the Offering, the Company intends to hire additional technical and sales personnel as part of its efforts to expand its sales, marketing and manufacturing capabilities. The competition for such personnel is intense. The Company faces the task of quickly identifying, recruiting, training and integrating these new employees. As the Company expands its operations, the Company will also be required to upgrade its financial and management information systems. There can be no assurance that the Company will be able to upgrade such systems on a timely basis, if at all. In addition, the Company is currently in the process of expanding its manufacturing capabilities to include, among other things, a laser laboratory and a 55 inch wide microreplication machine, as well as additional quality control and testing equipment. The failure of the Company's management to attract and retain qualified employees, to successfully expand the Company's sales, marketing and manufacturing capabilities or to upgrade its financial and management information systems could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Business Strategy."

DEPENDENCE ON CONVERTERS AND OTHER THIRD PARTIES

     The Company manufactures microreplicated holographic films that are purchased by customers and value added resellers who incorporate the Company's films into a wide variety of finished products. The holographic films manufactured by the Company must undergo a metallization process and, in many cases, other converting processes before the Company can deliver the films to such customers and value added resellers. These other converting processes may include the slitting, coating, laminating or cutting of the holographic films. The Company generally relies on third parties for coating, laminating, cutting and certain other converting or finishing processes. Certain of the Company's converting steps are highly specialized and can only be provided by a limited number of vendors. For example, the Company is aware of only two high quality glitter and geometric pigment cutters in the United States. Because these vendors themselves may have capacity constraints and do not work exclusively for the Company, the Company cannot always ensure the timely delivery of materials ordered by its customers or the quality of the finished product. The Company has not entered into long-term contracts with any of such vendors for the Company's converting requirements. The inability of the Company to continue to obtain quality services from these vendors in a timely manner and at attractive prices could have a material adverse effect on the Company's business, financial condition and results of operations.

     In certain instances, third party vendors to the Company are also purchasers and resellers of the Company's materials, and often resell to the same customers to which the Company sells directly. This competition may affect such vendors' incentive to provide quality service to the Company. While as a matter of policy, the Company does not wish to undertake converting processes that are readily available and attractively priced from third parties, it may do so if necessary to ensure or improve the quality of its products or the availability of supply. Any expansion by the Company into areas traditionally served by third party converters could, during that expansion, disrupt relationships with those converters or interfere with the Company's ability to meet its obligations to its customers, either of which could have a material adverse effect on the Company's business, financial condition and results of operations.

     A large percentage of the Company's sales consists of holographic films that are sold to value added resellers, who then convert such films into their own end products. The Company also sells its holographic films to distributors, who resell these films to value added resellers and end users. The inability of such value added resellers or distributors to convert the Company's holographic films successfully or to create attractive and saleable products from the Company's materials would adversely affect their demand for the Company's films, which in turn could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company intends to use a portion of the proceeds of this Offering to design and install a laser laboratory and mastering facility in an effort to reduce its reliance on third party customer holographers and to provide added flexibility for its customers. There can be no assurance that the Company will be able to design and develop such a facility successfully, or that the Company will be able to produce high quality custom imagery cost-effectively in such facility. The inability of the Company to develop and utilize such a facility successfully could increase its dependence on converters and other third parties as described above. See "-- Dependence on Market Acceptance of Holographic Products" and "Business -- Manufacturing."

COMPETITION

     The markets targeted by the Company for its products are highly competitive and are dominated by manufacturers of non-holographic materials, particularly in the markets for flexible packaging materials and folding cartons, pigments and fabrics. The applications for holographic films within these markets historically have been limited and have only recently begun to develop. Due to the higher cost of holographic films, the Company's products often are at a price disadvantage when compared with many non-holographic alternatives. As a result, the Company expects to continue to encounter significant competition from manufacturers of non-holographic materials in its markets, particularly as it seeks to expand the applications for its products.

     The market for holographic films is characterized by intense competition, changing technology and evolving standards. Competitors vary based upon the type of raw materials used, the quality and consistency of the holographic films they produce, and the variety of stock patterns that they offer. Many of the Company's current and potential competitors within the holographic materials market have significantly greater financial, manufacturing, marketing and other resources than the Company. These competitors may be able to use these resources to expand the applications and market acceptance for their products and to capture a greater share of the holographic films market or other non-holographic markets. At the lower quality or "commodity" end of the holographic materials market, the Company also faces potential competition from new entrants, since basic holographic technology is well known and there are relatively low barriers to entry. The Company also anticipates increased competition in this portion of the market from other established and emerging companies. Increased competition may result in price reductions, lower gross margins or loss of market share, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."

FLUCTUATIONS OF QUARTERLY OPERATING RESULTS

     The Company's operating results have in the past fluctuated and may continue to fluctuate in the future, based on a number of factors, not all of which are under the Company's control. These factors include, without limitation, the size and timing of significant customer orders, changes in pricing policies or price reductions by the Company or its competitors, variations in the Company's sales channels or the mix of product sales, market acceptance of product applications, the Company's ability to control costs, possible delays in the shipment of products, currency fluctuations, personnel changes, and general economic and market conditions. The Company generally ships its products as orders are received, and accordingly, the Company historically has had very little backlog. As a result, sales in any quarter are dependent upon orders booked and shipped in that quarter and are not predictable with any degree of certainty. Consequently, there may be significant variations in the Company's operating results, and the results achieved in any quarter should not be viewed as necessarily indicative of the results that will be achieved for a full fiscal year or any future quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results."

RISKS ASSOCIATED WITH INTERNATIONAL SALES

     International product sales represented approximately 44% and 39% of the Company's net sales during the year ended December 31, 1996 and the six months ended June 30, 1997, respectively. The Company believes that international sales will continue to represent a significant portion of its net sales, and that continued growth will require increased international sales. Currently, all of the Company's sales are denominated in United States dollars. The Company's international sales may be adversely affected by currency exchange rate fluctuations, changes in regulatory requirements, tariffs and other trade barriers, varying technical standards, longer accounts receivable payment cycles, difficulties in managing international operations and retaining qualified international distributors and marketing representatives, potentially adverse tax consequences, the burdens of compliance with a wide variety of foreign laws, or political and economical instability, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Sales and Marketing; Principal Customers."

AVAILABILITY AND PRICE OF POLYESTER

     Polyester, a petroleum based polymer, is the basic raw material used in substantially all of the Company's products and constitutes a significant component of the Company's cost of sales. Historically, the price of polyester has experienced significant fluctuations as a result of changes in worldwide manufacturing capacity and the demand for and prices of petrochemicals. The Company has never entered into long-term contracts for the purchase of polyester. Consequently, no assurance can be given that polyester will continue to be available on a timely basis, at acceptable prices or in quantities or thicknesses required by the Company. Large price increases in or a shortage of supply of polyester could have a material adverse effect on the Company's business, financial condition and results of operations.

     While the Company does not rely on any single source of supply for polyester, the loss of any of the Company's suppliers could slow production and adversely affect the Company's business until alternative supply arrangements could be secured. In addition, there can be no assurance that any new supply arrangement would be available to the Company on a timely basis or on terms comparable with its existing supply arrangements. See
"Business -- Manufacturing."

CONCENTRATION OF CUSTOMER SALES

     The Company has in the past derived, and expects in the future to continue to derive, a significant portion of its net sales from a relatively small number of customers, the identity of which have varied historically from period to period. Approximately 24%, 17% and 30% of the Company's net sales for the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997, respectively, were derived from sales of products to the Company's three largest customers in each of these periods. No single customer accounted for

10% or more of the Company's net sales during each of these periods, other than Labelad/Sandylion, which accounted for 13%, 10% and 19% of the Company's net sales for the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997, respectively. The Company expects that it will continue to be dependent upon a limited number of customers that place large orders for a significant part of its net sales in any future period. There can be no assurance that any sales to the Company's existing customers, individually or as a group, will continue or, if continued, will reach or exceed historical levels in any future period. In addition, the loss of any significant customer could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Sales and Marketing; Principal Customers."

RISK OF DISASTER

     The Company currently manufactures all of its products at two facilities located in Los Angeles, California. Substantially all of the equipment used in these facilities was designed and built by the Company and is not available for purchase elsewhere. Due to the need for substantial security to protect the Company's proprietary rights, the Company's manufacturing processes cannot readily be moved to replacement facilities. Accordingly, if a disaster (such as an earthquake or fire) were to destroy or significantly damage either of these facilities, the Company would need to acquire new facilities and rebuild its machinery and custom microreplication equipment, which could take six months or longer. Customer orders would have to be supplied from existing inventory, which likely would not be sufficient to cover customers' needs. The loss of the Company's manufacturing capability would have a material adverse effect on the Company's business, financial condition and results of operations. See
"-- Reliance on Key Personnel" and "Business -- Manufacturing."

CONTROL BY EXISTING STOCKHOLDERS

     Immediately following this Offering, Messrs. Conway, Foster, J. Wanlass and
M. Wanlass will beneficially own approximately      % of the Company's
outstanding shares of Common Stock. As a result, these four individuals, who have functioned together as the Company's management team for more than fifteen years, will be able to significantly influence the use of the Company's proceeds from this Offering, the election of the Company's directors, and the outcome of corporate actions requiring stockholder approval, regardless of how other stockholders of the Company may vote. If, for example, they were to act in concert, they would be able to elect all of the directors and approve any proposal submitted to the stockholders that requires the approval only of a majority of a quorum of the stockholders at a valid meeting. Such a high level of ownership by such persons may have a significant effect in delaying, deferring or preventing a change in control of the Company. See
"Management -- Executive Officers and Directors" and "Principal and Selling Stockholders."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to this Offering, there has been no public market for the Common Stock. There can be no assurance that an active trading market will develop or be sustained after this Offering or that the market price of the Common Stock will not decline below the initial public offering price. The Company believes that the price of its Common Stock could fluctuate, perhaps substantially, as a result of the following factors: announcements of developments related to the Company's business; fluctuations in operating results; failure to meet securities analysts' expectations; the gain or loss of significant orders or customers; changes in management; announcements of technological innovations or new products by the Company, its customers or its competitors; general trends in the industry and other events. In addition, in recent years, the stock market has experienced extreme price and volume fluctuations which have affected the market price for the securities of companies similar to the Company, and which have often been unrelated to the operating performance of the companies whose stocks were affected. Such fluctuations could adversely affect the market price of the Company's Common Stock.

BROAD DISCRETION OVER USE OF PROCEEDS

     A significant portion of the estimated net proceeds of this Offering has not been allocated to a particular purpose, and management's allocation decisions concerning such net proceeds are dependent on a variety of factors, including the Company's ability to find additional applications for its products and the timing and status of new product developments. Accordingly, management will have broad discretion in allocating the net proceeds of this Offering, and no stockholder approval will be required for such allocations. See "Use of Proceeds."

ENVIRONMENTAL CONCERNS

     The Company is subject to a variety of governmental regulations related to the discharge and disposal of toxic, volatile or otherwise hazardous substances used on the Company's premises, including state and local ordinances prohibiting or restricting the use or disposal of solvents, polyester and certain other materials used by the Company. Widespread adoption of such restrictions and a resulting decline in consumer preference for polyester or other polymer products due to environmental considerations could adversely effect demand for the Company's products. The adoption of laws prohibiting or restricting the use or disposal of aluminum dust or other waste products of the Company's metallizing processes could substantially increase the Company's manufacturing costs or make metallizing impractical, either of which would have a material adverse effect on the Company's business, financial condition and results of operations. If the Company fails to comply with environmental laws and regulations, it could be subject to liability ranging from monetary damages to injunctions, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Manufacturing."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock in the public market after this Offering could adversely affect the market price of the Common Stock. Upon
the completion of this Offering, the Company will have a total of        shares
of Common Stock outstanding, of which the           shares offered hereby will
be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 3,012,035 shares are "restricted securities" as defined by Rule 144 promulgated under the Securities Act and will be eligible for sale in the public market 180 days after the date of this Prospectus in reliance on Rule 144 (subject to the volume and other applicable restrictions of Rule 144) following expiration of lock-up agreements to be entered into by the holders of such shares with the representatives of the Underwriters. In addition, following this Offering, the Company intends to file a registration statement covering 303,000 shares of Common Stock reserved for issuance under the Company's 1997 Stock Incentive Plan, of which options to purchase 91,500 shares of Common Stock were outstanding at October 21, 1997. None of these options vest until April 1998. Subject to Rule 144 volume limitations applicable to affiliates, such shares will be available for sale in the open market at the time they are exercised by the holders thereof. The Company is unable to estimate the number of shares of the Company's Common Stock that will be sold under Rule 144 or under the planned registration statement, since such sales will depend in part on the market price for the Common Stock, the personal circumstances of the sellers and other factors not susceptible of being known in advance. Prior to this Offering, there has been no public market for the Common Stock, and any sale of substantial amounts of restricted shares in the open market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock offered hereby. See
"Management -- 1997 Stock Inventive Plan," "Principal and Selling Stockholders" and "Shares Eligible for Future Sale."

ANTI-TAKEOVER EFFECTS OF CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW; POTENTIAL ADVERSE EFFECT OF UNISSUED PREFERRED STOCK

     Certain provisions of the Company's Certificate of Incorporation and Bylaws and of the Delaware General Corporation Law, together or separately, could have the effect of discouraging potential acquisition proposals or delaying or preventing changes in the control or management of the Company, and may limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. These provisions include the ability to issue, without further stockholder approval, preferred stock with voting rights, liquidating preferences, redemption rights and other rights and privileges senior to the Common Stock. See "Description of Securities."

DILUTION

     Purchasers of the Common Stock of the Company in this Offering will experience immediate and substantial dilution in the net tangible book value of the Common Stock from the initial public offering price. See "Dilution."

ABSENCE OF DIVIDENDS

     Other than the S Corporation Distribution, the Company has never declared or paid cash dividends on shares of its capital stock. The Company currently intends to retain any future earnings in its business and does not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy."

FORWARD LOOKING STATEMENTS

     This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act. Discussions containing such forward-looking statements may be found in the material set forth under "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as within the Prospectus generally. Such statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially from those described in the forward-looking statements as a result of the risk factors set forth above and the matters set forth in this Prospectus generally. The Company undertakes no obligation to publicly release the result of any revisions of these forward-looking statements that may be made to reflect any future events or circumstances.

                           PRIOR S CORPORATION STATUS

     On January 1, 1997, the Company elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code of 1986, as amended, and comparable state tax laws. As a result, substantially all of the Company's earnings from January 1, 1997 until the date of termination of the Company's S Corporation status (the "Termination Date") have been or will be included in the taxable income of its stockholders for federal and certain state income tax purposes, and the Company has not and will not be subject to tax on such earnings, other than California franchise taxes. Deferred income taxes recorded when the Company was taxed as a C Corporation were written-off on January 1, 1997. Following the Termination Date, the Company will no longer be treated as an S Corporation, and accordingly, will be fully subject to federal and state income taxes. The Termination Date will be on or immediately prior to the consummation of the Offering.

     In October 1997, the Company made a distribution to its existing stockholders consisting of promissory notes (the "Stockholder Notes") in an aggregate amount equal to the undistributed retained earnings of the Company (which is estimated to be approximately $3.0 million at September 30, 1997) from January 1, 1997 through the Termination Date (the "S Corporation Distribution"). The Stockholders Notes are due and payable on April 1, 1998, and bear interest at the rate of 5.5% per annum. The Company intends to use a portion of the proceeds of this Offering to repay all amounts due under the Stockholder Notes upon consummation of this Offering. See "Use of Proceeds" and "Certain Transactions."

     On the Termination Date, as a result of its conversion to a C Corporation,
the Company will record an estimated $          increase in earnings to
establish deferred income taxes which were previously the responsibility of the existing stockholders. See Note 6 of Notes to Financial Statements.

     Prior to the consummation of this Offering, the Company intends to enter into a tax indemnity agreement with its existing stockholders pursuant to which the Company will indemnify such stockholders, and such stockholders will indemnify the Company, against unexpected tax consequences resulting from adjustments to allocations of income.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Common
Stock are estimated to be approximately $     million ($     million if the
Underwriters' over-allotment option is exercised in full), after deducting the estimated underwriting discounts and commissions, and estimated offering expenses.

     The Company intends to use approximately $3.0 million of the net proceeds of this Offering to repay the Stockholder Notes (representing the S Corporation Distribution) and approximately $350,000 to repay the indebtedness outstanding under the Company's bank line of credit. The proceeds from this line of credit were used to repay all outstanding indebtedness under the Company's former line of credit and for general working capital purposes. All outstanding indebtedness under the Company's current line of credit and the Stockholder Notes is due and payable on April 1, 1998. Interest accrues on the Stockholder Notes at 5.5% per annum and on the current line of credit at the base rate announced by the Company's senior lender from time to time, plus .75% (9.25% at June 30, 1997).

     The balance of the net proceeds of this Offering will be used to purchase capital equipment (primarily for the Company's laser laboratory and mastering facility), to fund the relocation of the Company's manufacturing facilities to its new facility, to expand the Company's marketing and packaging capabilities and for other general corporate purposes, including working capital requirements. The Company may also use a portion of the net proceeds of this Offering for acquisitions of complementary businesses and technologies, although the Company currently has no agreement or understanding with respect to any such acquisitions at this time. Pending the use thereof, the Company intends to invest the net proceeds in short-term, interest bearing, investment grade securities.

     The Company will not receive any of the proceeds from the sale of the shares of Common Stock being sold by the Selling Stockholders.

                                DIVIDEND POLICY

     Other than the S Corporation Distribution, the Company has never declared or paid cash dividends on its Common Stock. The Company anticipates that all future earnings, if any, will be retained for use in the Company's business and does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth (i) the Company's actual capitalization as of June 30, 1997, (ii) pro forma to give effect to the S Corporation Distribution as if it had been made at June 30, 1997 and an increase of $540,000 to earnings to establish the net deferred taxes of the Company that would have been recorded had the Company's S Corporation status terminated on June 30,
1997, and (iii) pro forma as adjusted to reflect the sale of           shares of
Common Stock offered hereby (assuming an initial offering price of $     per
share) and the application of the net proceeds therefrom (including the repayment of indebtedness incurred under the Company's bank line of credit and the Stockholders Notes).

                                                                         AT JUNE 30, 1997
                                                               ------------------------------------
                                                                                         PRO FORMA
                                                               ACTUAL    PRO FORMA(1)   AS ADJUSTED
                                                               -------   ------------   -----------
                                                                          (IN THOUSANDS)
Notes payable................................................  $ 1,076     $  1,076       $
Stockholders' equity:
  Preferred Stock, no par value; 5,000,000 shares authorized;
     no shares issued or outstanding.........................
  Common Stock, no par value; 20,000,000 shares authorized;
     3,030,000 shares issued and outstanding, actual(2);
               shares issued and outstanding, pro
     forma(2)(3); and           shares issued and
     outstanding, pro forma as adjusted (2)(3)...............       10           10
  Additional paid in capital.................................       60        3,060
  Retained Earnings..........................................    7,076        4,022
                                                               -------      -------       -------
     Total stockholders' equity..............................    7,146        7,092
                                                               -------      -------       -------
     Total capitalization....................................  $ 8,222     $  8,168       $
                                                               =======      =======       =======

---------------

(1) See "Prior S Corporation Status" and Note 2 to Notes to Financial
    Statements.

(2) Excludes 303,000 shares of Common Stock reserved for issuance under the 1997 Stock Incentive Plan, of which 91,500 shares of Common Stock were subject to outstanding options at a weighted average exercise price of $16.73 at October 21, 1997. See "Management -- 1997 Stock Incentive Plan."

(3) Also assumes as outstanding during each of the periods presented, shares of the Common Stock offered by the Company, which represent the approximate number of shares deemed to be sold by the Company to fund the repayment of the Stockholder Notes. See "Prior S Corporation Status," "Use of Proceeds" and Note 2 of Notes to Financial Statements.

                                    DILUTION

     The net tangible book value of the Company at June 30, 1997 was $
million or $     per share of Common Stock. Net tangible book value per share is equal to the Company's total assets less its total liabilities, divided by the total number of outstanding shares of Common Stock. After giving effect to (i)
the sale of           shares of Common Stock in this Offering and the
application of the net proceeds therefrom and (ii) the S Corporation Distribution, the pro forma net tangible book value of the Company as adjusted
at June 30, 1997 would have been $     million or $     per share. See "Prior S
Corporation Status" and "Use of Proceeds." This represents an immediate increase
in the net tangible book value of $          to existing stockholders and an
immediate dilution of $     per share to new investors purchasing shares of
Common Stock in this Offering. The following table illustrates this per share dilution:

    Assumed initial public offering price per share....................            $
                                                                                   -------
      Net tangible book value per share as of June 30, 1997............  $
                                                                         -------
      Decrease attributable to S Corporation Distribution..............  $
                                                                         -------
      Increase per share attributable to new investors.................  $
                                                                         -------
    Pro forma net tangible book value per share as adjusted after this
      Offering.........................................................            $
                                                                                   -------
    Dilution per share to new investors................................            $
                                                                                   =======

     The information with respect to net tangible book value per share in the table set forth above does not include 91,500 shares of Common Stock which were subject to outstanding options as of October 21, 1997 at a weighted average exercise price of $16.73 per share under the 1997 Stock Incentive Plan. As of October 21, 1997, 303,000 shares were reserved for issuance under the 1997 Plan (inclusive of the 91,500 shares noted above) . See "Management -- 1997 Stock Incentive Plan." To the extent such options are exercised, there will be further dilution to the new investors.

     The following table summarizes, on a pro forma basis as of June 30, 1997, the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders and by new investors purchasing shares in this Offering
(assuming an initial public offering price of $     per share and before
deducting underwriting discounts and commissions and estimated offering expenses).

                                         SHARES PURCHASED             TOTAL
                                        -------------------       CONSIDERATION
                                                                ------------------     AVERAGE PRICE
                                         NUMBER     PERCENT      AMOUNT    PERCENT       PER SHARE
                                        ---------   -------     --------   -------     -------------
    Existing stockholders(1)..........  3,012,035         %     $                %        $
    New investors.....................                    %                               $
                                        ---------    -----      ---------   -----
         Total........................               100.0%     $                %
                                        =========    =====      =========   =====

---------------
(1) Sales by the Selling Stockholders in this Offering will cause the number of shares held by existing stockholders in the table set forth above to be
    reduced to           shares or     % of the total number of shares to be
    outstanding after this Offering. If the Underwriters' over-allotment option is exercised in full, the number of shares held by existing stockholders in
    the table set forth above will be further reduced to           shares,
    or     % of the total number of shares to be outstanding after this
    Offering. See "Principal and Selling Stockholders."

                            SELECTED FINANCIAL DATA

     The following selected financial data as of December 31, 1995 and 1996 and for the years ended December 31, 1994, 1995 and 1996 has been derived from the financial statements of the Company which have been audited by Deloitte & Touche LLP and are included elsewhere in this Prospectus. The following selected financial data as of December 31, 1992, 1993 and 1994, and June 30, 1996 and 1997, and for the years ended December 31, 1992 and 1993 and the six months ended June 30, 1996 and 1997 has been derived from the Company's unaudited financial statements. The unaudited financial statements reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The results for the six months ended June 30, 1997 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 1997. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of the Company and the related notes thereto included elsewhere in this Prospectus.

                                                                                                            SIX MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,                           JUNE 30,
                                            -----------------------------------------------------------   ---------------------
                                              1992        1993        1994        1995          1996        1996        1997
                                            ---------   ---------   ---------   ---------     ---------   ---------   ---------
                                                              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales.................................  $   4,536   $   7,387   $   9,052   $  10,320     $  12,003   $   5,452   $   7,622
Cost of goods sold........................      3,078       2,902       5,243       5,573         7,114       3,231       4,526
                                            ---------   ---------   ---------   ---------     ---------   ---------   ---------
Gross profit..............................      1,458       4,485       3,809       4,747         4,889       2,221       3,096
Selling, general and administrative
  expense.................................      1,148       1,368       1,531       1,780         2,142         893       1,315
Research and development expense..........        238         397         576         571           504         255         172
                                            ---------   ---------   ---------   ---------     ---------   ---------   ---------
Income from operations....................         72       2,720       1,702       2,396         2,243       1,073       1,609
Interest expense..........................          5          32          34          68           157          78          55
Other income (expense)....................          7          37         136          67            59          65          (7)
                                            ---------   ---------   ---------   ---------     ---------   ---------   ---------
Income before provision for income
  taxes...................................         74       2,725       1,804       2,395         2,145       1,060       1,547
Provision for income taxes................         30         701         791       1,021           851         421         643(2)
                                            ---------   ---------   ---------   ---------     ---------   ---------   ---------
Net income................................  $      44   $   2,024   $   1,013   $   1,374     $   1,294   $     639   $     904
                                            =========   =========   =========   =========     =========   =========   =========
Net income per common and common
  equivalent share........................  $    0.01   $    0.66   $    0.33   $    0.45     $    0.42   $    0.21
                                            =========   =========   =========   =========     =========   =========
Weighted average common and common
  equivalent shares(1)....................  3,048,273   3,048,273   3,048,273   3,048,273     3,049,636   3,048,273

Pro forma provision for income taxes(3)...                                                                            $     697
                                                                                                                      =========
Pro forma net income(3)...................                                                                            $     850
                                                                                                                      =========
Pro forma net income per share(3).........                                                                            $
                                                                                                                      =========
Pro forma weighted average common and
  common equivalent shares(1)(4)..........
OPERATING AND OTHER DATA:
Capital expenditures......................  $     171   $     167   $     404   $     634     $     103   $      78   $     207
Research and development..................        238         397         576         571           504         255         172
Depreciation and amortization.............         79         214         107         165           310         163         199
EBITDA(5).................................        158       2,971       1,945       2,628         2,612       1,301       1,801
Cash flow provided by (used in) operating
  activities..............................       (424)        464         164          (5)        1,346         139         908

                                                                  AT DECEMBER 31,                              AT JUNE 30,
                                            -----------------------------------------------------------   ---------------------
                                              1992        1993        1994        1995          1996        1996        1997
                                            ---------   ---------   ---------   ---------     ---------   ---------   ---------
                                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.................  $      17   $     324   $      75   $      97     $     462   $     110   $     872
Working capital...........................          1       2,128       2,814       3,134         4,097       3,608       5,120
Total assets..............................      1,382       3,868       4,726       8,523         8,764       8,577       9,182
Notes payable.............................         --          17          12       1,582           695       1,531       1,076
Retained earnings.........................        467       2,491       3,504       4,878         6,172       5,517       7,076
Stockholders' equity......................        477       2,501       3,513       4,888         6,242       5,527       7,146

---------------
(1) See Note 2 to Notes to Financial Statements.

(2) The Company has been taxed as an S Corporation for federal and state income tax purposes since January 1, 1997. Provision for income taxes for the six months ended June 30, 1997 consists primarily of net deferred tax assets which were written-off in January 1997 upon the Company's election to be taxed as an S Corporation.

(3) Pro forma provision for income taxes, pro forma net income and pro forma net income per share reflect the pro forma effect of income taxes as if the Company has been taxed as a C Corporation for the six months ended June 30, 1997. Upon consummation of the Offering, the Company will be subject to federal and state income taxes. See "Prior S Corporation Status."

(4) Also assumes as outstanding during each of the periods presented, shares of Common Stock offered by the Company in this Offering, which represent the approximate number of shares deemed to be sold by the Company to fund the repayment of the Stockholder Notes. See "Prior S Corporation Status," "Use of Proceeds" and Note 2 of Notes to Financial Statements.

(5) EBITDA represents earnings before taking into consideration interest expense, income tax expense and depreciation and amortization expense and is not a GAAP measurement of income. EBITDA may not provide an accurate comparison among companies because it is not necessarily computed by all companies in an identical manner. The use of such information is intended only to supplement the conventional income statement presentation, and is not to be considered as an alternative to net income, cash flows from operating activities or any other indicator of the Company's operating performance which is presented in accordance with GAAP above.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company commenced operations in October 1980 to pioneer the research and development of microreplicated surfaces for use in holographic sheet products, high-end special effect camera lenses and projection filters. The Company initially manufactured these products on a custom order basis, one batch at a time. Through considerable research, the Company developed proprietary processes that enable it to manufacture microreplicated surfaces continuously onto rolls of polymer film. This breakthrough has enabled the Company to significantly increase its production speeds, lower costs, improve quality and take advantage of the growing market for holographic films.

     The commercial applications of the Company's proprietary microreplication technologies have changed significantly over time. In the late 1980s and early 1990s, the Company manufactured large quantities of holographic custom images for its customers. In 1992, the Company shifted its focus from the manufacture of custom images to the mass production of microreplicated polymer films featuring the Company's proprietary stock holographic patterns. This shift enabled the Company to reduce its dependence upon large custom orders, increase sales volumes, expand new product applications and improve manufacturing efficiencies. The Company now focuses on three primary market segments: consumer products, packaging materials and industrial applications. Sales of holographic films featuring the Company's proprietary stock patterns constituted substantially all of the Company's net sales during the year ended December 31, 1996 and the six months ended June 30, 1997.

     The Company's proprietary manufacturing processes consist of creating image or pattern masters and microreplicating the master's surface topography onto continuous rolls of polymer films. Most of the Company's polymer films are "metallized" by thermally evaporating aluminum onto the holographic film, creating a metallic or reflective appearance to the film. Once metallized, the film often undergoes a number of converting or other finishing steps prior to sale, including laminating, cutting, coating, slitting or sheeting processes.

     Prior to 1996, the Company contracted with third party vendors to perform substantially all of the metallizing and converting steps other than slitting. In response to expanding sales, the Company made a capital investment in late 1995 of more than $1.5 million to obtain metallizing capabilities. This investment was made to reduce the Company's metallizing costs, improve quality and shorten turnaround time. The Company facilitates the sale of its products by outsourcing certain nonproprietary conversion or finishing processes. In 1996 and the six months ended June 30, 1997, approximately one third of the Company's cost of goods sold represented costs associated with outsourced conversion processes.

     The following discussion should be read in conjunction with, and is qualified in its entirety by, the Company's Financial Statements and notes thereto included elsewhere in this Prospectus. Historical results of operations, percentage relationships and any trends that may be inferred from the discussion below are not necessarily indicative of the results for any future period.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated, certain statement of operations data of the Company.

                                                                                SIX MONTHS
                                             YEAR ENDED DECEMBER 31,          ENDED JUNE 30,
                                          ------------------------------     -----------------
                                           1994       1995        1996        1996       1997
                                          ------     -------     -------     ------     ------
    Net sales...........................  $9,052     $10,320     $12,003     $5,452     $7,622
    Cost of goods sold..................   5,243       5,573       7,114      3,231      4,526
                                          ------     -------     -------     ------     ------
    Gross profit........................   3,809       4,747       4,889      2,221      3,096
    Selling, general and administrative
      expense...........................   1,531       1,780       2,142        893      1,315
    Research and development expense....     576         571         504        255        172
                                          ------     -------     -------     ------     ------
    Income from operations..............   1,702       2,396       2,243      1,073      1,609
    Interest expense....................      34          68         157         78         55
    Other income (expense)..............     136          67          59         66         (7)
                                          ------     -------     -------     ------     ------
    Income before provision for income
      taxes.............................   1,804       2,395       2,145      1,060      1,547
    Provision for income taxes..........     791       1,021         851        421        643(1)
                                          ------     -------     -------     ------     ------
    Net income..........................  $1,013     $ 1,374     $ 1,294     $  639     $  904(1)
                                          ======     =======     =======     ======     ======

     The following table sets forth for the periods indicated, the percentages of net sales represented by each item in the Company's statement of operations.

                                                                                 SIX MONTHS
                                                  YEAR ENDED DECEMBER 31,      ENDED JUNE 30,
                                                 -------------------------     ---------------
                                                 1994      1995      1996      1996      1997
                                                 -----     -----     -----     -----     -----
    Net sales..................................  100.0%    100.0%    100.0%    100.0%    100.0%
    Cost of goods sold.........................   57.9      54.0      59.3      59.3      59.4
                                                 -----     -----     -----     -----     -----
    Gross profit...............................   42.1      46.0      40.7      40.7      40.6
    Selling, general and administrative
      expense..................................   16.9      17.3      17.8      16.4      17.3
    Research and development expense...........    6.4       5.5       4.2       4.7       2.2
                                                 -----     -----     -----     -----     -----
    Income from operations.....................   18.8      23.2      18.7      19.6      21.1
    Interest expense...........................    0.4       0.7       1.3       1.4       0.7
    Other income (expense).....................    1.5       0.7       0.5       1.2      (0.1)
                                                 -----     -----     -----     -----     -----
    Income before provision for income taxes...   19.9      23.2      17.9      19.4      20.3
    Provision for income taxes.................    8.7       9.9       7.1       7.7       8.4(1)
                                                 -----     -----     -----     -----     -----
    Net income.................................   11.2%     13.3%     10.8%     11.7%     11.9%(1)
                                                 =====     =====     =====     =====     =====

---------------

(1) The Company has been taxed as an S Corporation for federal and state income tax purposes since January 1, 1997. Provision for income taxes for the six months ended June 30, 1997, consists primarily of net deferred tax assets which were written-off in January 1997 upon the Company's election to be taxed as an S Corporation. If the Company had been taxed as a C Corporation for the six months ended June 30, 1997, the pro forma provision for income taxes and the pro forma net income would have been $697,000 (9.1% of net sales)and $850,000 ($11.2% of net sales) respectively.

SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996

     Net Sales. Net sales increased 39.8% to $7.6 million in the six month period ended June 30, 1997 from $5.5 million in the corresponding period of 1996. Sales to the Company's largest customer increased approximately $530,000, constituting approximately 24.4% of the increase. The balance of the increase was derived largely from higher sales to existing customers and expanded applications in the consumer products market.

     Gross Profit. Gross profit increased 39.4% to $3.1 million in the six month period ended June 30, 1996 and 1997 from $2.2 million in the corresponding period of 1996. Gross margin for the six months ended June 30, 1997 remained relatively constant at 40.7% and 40.6%, respectively, because increased sales were offset by lower selling prices associated with higher sales volumes. To facilitate expanded sales, the Company granted favorable volume purchasing arrangements to two of its major customers. In addition, during the six months ended June 30, 1997, the Company incurred higher than average air freight charges, in part related to the replacement of product which had been improperly laminated by a third party vendor, and also due to a rapid increase in demand by a major customer.

     Selling, General and Administrative Expense. Selling, general and administrative expense increased 47.3% to $1.3 million (17.3% of net sales) in the six month period ended June 30, 1997 from $893,000 (16.4% of net sales) in the corresponding period of 1996. The dollar increase in selling, general and administrative expense reflects increased expenses associated with additional administrative and sales and marketing personnel hired in connection with the Company's business expansion, and higher commissions associated with the Company's increased net sales. The decline as a percentage of net sales reflects the fixed nature of a substantial portion of these expenses, which grew at a slower rate than net sales.

     Research and Development Expense. Research and development expense declined 32.5% to $172,000 (2.2% of net sales) in the six month period ended June 30, 1997 from $255,000 (4.7% of net sales) in the corresponding period of 1996. Development efforts during the first six months of 1997 were focused in large part on the completion of a proprietary microreplication machine capable of producing 55 inch web and the creation of a new custom master. The Company completed working models of this microreplication machine and the master during the first six months of 1997. As a result, the Company capitalized approximately $85,000 incurred for those projects.

     Income From Operations. Income from operations increased 49.9% to $1.6 million (21.1% of net sales) in the six month period ended June 30, 1997, from $1.1 million (19.6% of net sales) in the corresponding period of 1996. The increase in operating income as a percentage of net sales was principally due to the increase in net sales and the decline in selling, general and administrative expense and in research and development expense described above.

     Interest Expense. Interest expense decreased 29.5% to $55,000 in the six month period ended June 30, 1997 from $78,000 in the corresponding period of 1996. The decrease relates primarily to the repayment of debt related to the metallizer and the advances from officers.

     Other Income (Expense). Other income (expense) decreased 110% to $7,000 in the six month period ended June 30, 1997 from $66,000 in the corresponding period of 1996. This decrease was primarily due to audit adjustments to the Company's 1994 and 1995 federal income tax returns and amortization of a loan fee incurred in connection with the establishment of the Company's $3.5 million line of credit facility in March 1997, which was partially offset by royalties paid to the Company by a large label and packaging company for the license of two of the Company's stock holographic patterns. The timing of the licensee's promotional programs and product labeling needs varies from time to time, resulting in fluctuations in other income.

     Provision for Income Taxes. Historically, the Company has provided for federal and state income taxes at a blended rate of approximately 42%. The Company does not have any net operating losses or other unusual items that would create significant differences between the tax rate applied in the financial statements from the statutory tax rates. From January 1, 1997 through the Termination Date, the Company elected to be treated as an S Corporation for federal and state income tax purposes. As a consequence, the Company generally did not have any income tax liability during this period, and the Company's earnings were treated as having been distributed to the existing stockholders for income tax reporting purposes. As a result of this election, approximately $619,000 of net deferred tax assets that were outstanding at December 31, 1996 were written off on January 1, 1997 upon the Company's election to be treated as an S Corporation.

     Net Income. Net income increased 41.5% to $904,000 (11.9% of net sales) for the six month period ended June 30, 1997 from $639,000 (11.7% of net sales) in the corresponding period of 1996. If income taxes had been recorded during the six months ended June 30, 1997 as if the Company were a C Corporation, net income would have increased 33.0% to $850,000 (11.2% of net sales) for the six month period ended June 30, 1997 from $639,000 (11.7% of net sales) in the corresponding period of 1996.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Net Sales. Net sales increased 16.3% to $12.0 million in 1996 from $10.3 million in 1995. This increase in net sales was derived from sales growth across the Company's diverse base of customers.

     Gross Profit. Gross profit increased 3.0% to $4.9 million in 1996 from $4.7 million in 1995, although gross margin declined to 40.7% in 1996 from 46.0% in 1995. In October 1995, the Company made an investment in substantially larger facilities, expanding from 27,500 square feet to approximately 77,700 square feet, in response to the growing commercial demand for its products. This relocation increased the Company's fixed overhead costs related to internal manufacturing, warehousing and shipping, causing gross margin to decline. The Company also invested in new metallizing equipment in February 1996, which resulted in additional fixed costs during this period. The decline in gross margin also reflects increased depreciation expense associated with the acquisition of the metallizing equipment. The Company believes these strategic investments will enable the Company to better take advantage of growth opportunities and to achieve economies of scale.

     Selling, General and Administrative Expense. Selling, general and administrative expense increased 20.3% to $2.1 million (17.8% of net sales) in 1996 from $1.8 million (17.3% of net sales) in 1995. The increase reflects higher expenses associated with additional administrative and sales and marketing personnel, and higher commissions associated with the Company's increased net sales, as well as higher professional fees related to a three year audit of the Company's accounts and records.

     Research and Development Expense. Research and development expense declined 11.7% to $504,000 (4.2% of net sales) in 1996 from $571,000 (5.5% of net sales)
in 1995. This decrease was primarily due to the timing of development projects.

     Income From Operations. Income from operations declined 6.4% to $2.2 million (18.7% of net sales) in 1996 from $2.4 million (23.2% of net sales) in 1995. This decline primarily reflected the decrease in gross margin due to the Company's significant investment in facilities and equipment as described above.

     Interest Expense. Interest expense increased 130.9% to $157,000 in 1996 from $68,000 in 1995. This increase was due in part to interest incurred in connection with the Company's financing of certain metallizing equipment that was purchased in the fourth quarter of 1995. This increase reflected $61,000 of interest incurred in connection with loans previously advanced to the Company from certain of its officers in order to finance the Company's operations.

     Other Income. Other income decreased 11.9% to $59,000 in 1996 from $67,000 in 1995. This decrease resulted from a decline in royalties paid by one customer in connection with the license of two of the Company's stock holographic patterns.

     Provision for Income Taxes. The Company has provided for federal and state income taxes at a blended rate of approximately 42%. The Company does not have any net operating losses or other unusual items that would create significant differences between the tax rate applied in the financial statements from the statutory tax rates.

     Net Income. Net income decreased 5.8% to $1.3 million (10.8% of net sales) in 1996 from $1.4 million (13.3% of net sales) in 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Net Sales. Net sales increased 14.0% to $10.3 million in 1995 from $9.0 million 1994. This growth was primarily attributable to increased market acceptance of the Company's glitter products and higher sales of pressure sensitive films to the Company's largest customer in 1995. These increases were offset in part by declining sales to certain significant customers, reflecting a change in their product mix.

     Gross Profit. Gross profit increased 24.6% to $4.7 million in 1995 from $3.8 million in 1994. Gross margin increased to 46.0% in 1995 from 42.1% in 1994. Management believes that the improvement in gross margin was due in part to a shift in the product sales mix towards higher margin pressure sensitive and unconverted holographic films. This margin improvement also reflected the absorption of fixed overhead over an increased production volume.

     Selling, General and Administrative Expense. Selling, general and administrative expense increased 16.3% to $1.8 million (17.3% of net sales) in 1995 from $1.5 million (16.9% of net sales) in 1994. This increase was largely due to increased rental obligations incurred in connection with the Company's relocation to larger facilities and related moving expenses. This increase was also due to the addition of administrative and sales and marketing personnel and higher commissions associated with increased net sales.

     Research and Development Expense. Research and development expense remained relatively constant, decreasing slightly to $571,000 (5.5% of net sales) in 1995 from $576,000 (6.4% of net sales) in 1994.

     Income From Operations. Income from operations increased 40.8% to $2.4 million (23.2% of net sales) in 1995 from $1.7 million (18.8% of net sales) in 1994. This increase was primarily due to increased net sales and improved gross margin in 1995.

     Interest Expense. Interest expense increased 100.0% to $68,000 in 1995 from $34,000 in 1994. This increase reflected additional interest expense associated with debt incurred in connection with the financing of certain metallizing equipment that was purchased in the fourth quarter of 1995.

     Other Income. Other income decreased 50.7% to $67,000 in 1995 from $136,000 in 1994. This decrease primarily resulted from a decline in royalties paid by one customer in connection with the license of two of the Company's stock holographic patterns.

     Provision for Income Taxes. The Company has provided for federal and state income taxes at a blended rate of approximately 42%. The Company does not have any net operating losses or other unusual items that would create significant differences between the tax rate applied in the financial statements from the statutory tax rates.

     Net Income. Net income increased 35.6% to $1.4 million (13.3% of net sales) in 1995 from $1.0 million (11.2% of net sales) in 1994.

QUARTERLY RESULTS

     The following table presents selected quarterly financial information for each of the seven quarters through June 30, 1997 and as a percentage of the Company's net sales for the periods presented. This information is unaudited, but in the opinion of the Company's management, reflects all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of this information in accordance with generally accepted accounting principles. Quarterly results for prior periods are not necessarily indicative of future results of operations.

                                                                            QUARTERS ENDED
                                        ---------------------------------------------------------------------------------------
                                        DEC. 31,    MAR. 31,    JUNE 30,    SEPT. 30,      DEC. 31,      MAR. 31,      JUNE 30,
                                          1995        1996        1996        1996           1996          1997          1997
                                        --------    --------    --------    ---------      --------      --------      --------
STATEMENT OF OPERATIONS
Net sales.............................   $2,488      $2,526      $2,926      $ 3,005        $3,546        $4,334        $3,288
Cost of goods sold....................    1,344       1,497       1,734        1,781         2,102         2,633         1,893
                                         ------      ------      ------       ------        ------        ------        ------
Gross profit..........................    1,144       1,029       1,192        1,224         1,444         1,701         1,395
Selling, general and administrative
  expense.............................      452         455         438          470           779(1)        637           678
Research and development expense......      143         127         128          124           125           130            42(2)
                                         ------      ------      ------       ------        ------        ------        ------
Income from operations................      549         447         626          630           540           934           675
Income before provision for income
  taxes...............................      561         434         626          610           475           867           680
Provision for income taxes............      239         173         248          241           189           635(3)          8(3)
                                         ------      ------      ------       ------        ------        ------        ------
Net income............................   $  322      $  261      $  378      $   369        $  286        $  232(3)     $  672(3)
                                         ======      ======      ======       ======        ======        ======        ======

                                                                            QUARTERS ENDED
                                        ---------------------------------------------------------------------------------------
                                        DEC. 31,    MAR. 31,    JUNE 30,    SEPT. 30,      DEC. 31,      MAR. 31,      JUNE 30,
                                          1995        1996        1996        1996           1996          1997          1997
                                        --------    --------    --------    ---------      --------      --------      --------
STATEMENT OF OPERATIONS
Net sales.............................    100.0%      100.0%      100.0%       100.0%        100.0%        100.0%        100.0%
Cost of goods sold....................     54.0        59.3        59.3         59.3          59.3          60.7          57.6
                                         ------      ------      ------       ------        ------        ------        ------
Gross profit..........................     46.0        40.7        40.7         40.7          40.7          39.3          42.4
Selling, general and administrative
  expense.............................     18.2        18.0        15.0         15.6          22.0(1)       14.7          20.6
Research and development expense......      5.7         5.0         4.3          4.1           3.5           3.0           1.3
                                         ------      ------      ------       ------        ------        ------        ------
Income from operations................     22.1        17.7        21.4         21.0          15.2          21.6          20.5
Income before provision for income
  taxes...............................     22.5        17.2        21.4         20.3          13.4          20.0          20.6
Provision for income taxes............      9.6         6.9         8.5          8.0           5.3          14.7(3)        0.2(3)
                                         ------      ------      ------       ------        ------        ------        ------
Net income............................     12.9%       10.3%       12.9%        12.3%          8.1%          5.3%(3)      20.4%(3)
                                         ======      ======      ======       ======        ======        ======        ======

---------------
(1) Includes year end bonuses in the aggregate amount of $125,000, as well as a $47,500 year end audit fee.

(2) Reflects a shift in the research and development team's focus towards the construction of the Company's new microreplication machine for 55 inch wide holographic film, resulting in related capitalized expenses.

(3) The Company has been taxed as an S Corporation for federal and state purposes since January 1, 1997. Provision for income taxes for the quarter ended March 31, 1997 consists primarily of net deferred tax assets which were written off in January 1997 upon the Company's election to be taxed as an S Corporation. The pro forma provision for income taxes and pro forma net income presented as if the Company had been taxed as a C Corporation are $390,000 (9.0% of net sales), and $477,000 (11.0% of net sales) for the three months ended March 31, 1997 and $307,000 (9.3% of net sales) and $373,000 (11.3% of net sales) for the three months ended June 30, 1997.

SEASONALITY

     The Company's business historically has not been impacted by general seasonal trends. Although a number of the Company's customers are affected by seasonality (in the decorative packaging market in particular), the diversity of the Company's customer base typically negates the impact of these patterns.

LIQUIDITY AND CAPITAL RESOURCES

     The Company historically has relied generally on funds generated from operations and loans from its officers to finance its operations. The ownership of the Company has been primarily concentrated in four individuals who have not received any dividend distributions since the Company commenced operations in 1980 (other than the S Corporation Distribution). Cash provided by (used in) operating activities amounted to $(5,000), $1.3 million and $908,000, respectively, for 1995, 1996 and the six months ended June 30, 1997. Cash used by the Company in investing activities amounted to $634,000, $103,000 and $207,000, respectively, for 1995, 1996 and the six months ended June 30, 1997. These activities were restricted to the purchase of new manufacturing equipment and office furniture. Cash generated by (used in) financing activities in 1995 and 1996 primarily reflected the $1.1 million debt incurred to purchase a new metallizer in 1995, and payments made to amortize principal and interest on that debt. During the six month period ended June 30, 1997, the Company borrowed approximately $1.0 million pursuant to a new revolving line of credit, the proceeds of which, along with cash flow from operations, were used to repay the outstanding balance of approximately $695,000 on its prior credit line, and approximately $672,000 that remained outstanding on advances from officers of the Company.

     Capital expenditures were nominal in 1994, 1995, 1996 and the six months ended June 30, 1997, with the exception of the new metallizer machine purchased in 1995 at a cost of approximately $1.5 million. The Company anticipates making capital expenditures of approximately $4.5 million through December 31, 1998 to expand and equip its laser laboratory, quality control and research and development facilities, to relocate its proprietary manufacturing operations to a new facility, to incorporate key conversion steps into its manufacturing processes and, potentially, for strategic acquisitions. The Company plans to use a portion of the proceeds of this Offering to finance these capital expenditures.

     In March 1997, the Company obtained a $3.5 million revolving credit line facility from Citibank, FSB, which is secured by substantially all of the Company's assets and has been guaranteed by four of the Company's stockholders. The line of credit bears interest at Citibank's base rate plus .75% (9.25% at June 30, 1997) and expires on April 1, 1998. At December 31, 1996, the Company had $695,000 of outstanding indebtedness that was incurred to purchase the Company's metallizer. The Company used borrowings under the new line of credit to refinance that debt. The outstanding balance on the new line of credit was approximately $1.0 million at June 30, 1997. The Company plans to use a portion of the net proceeds of this Offering to retire the balance outstanding under the line of credit by December 31, 1997.

     On January 1, 1997, the Company converted from a C Corporation to an S Corporation to provide the current stockholders with a one time distribution of retained earnings derived from that time through the Termination Date. On or before the consummation of the Offering, the Company will revert to a C Corporation. No further dividends are planned after that date. As a consequence of this election, approximately $619,000 of net deferred tax assets that were outstanding at December 31, 1996 were written off on January 1, 1997.

     The Company believes that funds generated from operations, the net proceeds of the Offering and available borrowings under the Company's line of credit will be sufficient to meet operating needs and other capital requirements of the Company for at least the 18 months following the Offering.

                                    BUSINESS

GENERAL

     Spectratek Technologies, Inc. is a leading manufacturer of microreplicated holographic films that are used in a wide range of value added applications in consumer products, packaging materials and industrial products. Using proprietary technologies, the Company records coherent light onto continuous rolls of polymer film. This process adds unique optical characteristics to the film, creating color, motion and the appearance of depth in natural light. The Company's films are used in consumer applications including stickers, magazines, glitter and cosmetics; in packaging applications and labels for toys, computer games, food, beverages and displays; and in industrial applications such as paint, fabrics, flooring and architectural materials. The Company has refined its proprietary technology to create virtually seamless holographic patterns which the Company believes offer superior brightness, clarity and consistency when compared with competing holographic films. The Company's holographic films have been incorporated into products marketed by numerous companies in a broad range of industries, including Coors Bottling Company, Kraft General Foods, Mattel, Inc. and PPG Industries, Inc.

TECHNOLOGY OVERVIEW

     Holograms consist of visual recordings of light wave patterns in a compacted form that permit three dimensional information to be condensed onto a flat surface. While holography was originally invented in 1947, broad commercial applications of holographic materials did not occur until the late 1980s due to the specialized technology necessary to mass produce holograms.

     Holograms add a colorful new dimension to traditional merchandising media. Attention is often drawn to holograms because images appear to project out of the hologram, creating the illusion of depth. In addition, when a hologram is viewed from different angles, features of the depicted object can be seen that would not otherwise be visible in a conventionally printed image. The Company believes significant growth potential exists in the applications for the Company's products due to the visual appeal, impact and uniqueness of holograms.

     Holograms are generally created using a four step manufacturing process involving mastering, microreplication, metallizing and finishing. A master hologram is created by recording the interference of two coherent laser beams onto a plate coated with photosensitive material which creates light and dark regions on the plate. The photosensitive materials undergo a development process in which certain unexposed areas are removed from the photosensitive material on the plate, leaving a pattern of microscopic grooves or bumps on the plate's surface. The close spacing of the grooves or bumps facilitates the dispersion of white light into its component spectral colors. Color dispersion is increased by using finer groove spacing. Patterns and artwork may be created by arranging areas of different grating angles and groove spacing.

     Once the master is formed, most traditional holographers use an electroforming nickel process to produce an exact copy or negative of the master. This process involves silver coating the master and then plating nickel over the silver resulting in a hard microreplication negative or a "shim." The shim is typically wrapped around a cylinder in the microreplication machine. Microreplication is the process by which the microscopic grooves and bumps from the shim are transferred to and pressed into thin film material (usually polyester, nylon, polypropylene or paper). A seam or pattern break on the holographic film is usually created where the shim is joined as it is wrapped around the pressure cylinder.

     Commercial applications for this technology require the production of large quantities of continuous thin film material. The uniformity of the optical and physical properties of this material throughout a production run is often critical. Large scale production is accomplished with high speed, close tolerance microreplication equipment.

     Once the holographic film is microreplicated, it is often metallized in a vacuum chamber where aluminum is thermally evaporated onto the holographic film, creating a reflective coating on the film. Once the holographic film is produced, it is often sent to third party converters for further processing. These converters cut the film into particulate, slit it into fine strips, coat or tint the film or laminate the film to paper or board stock or pressure sensitive backing.

THE SPECTRATEK ADVANTAGE

     The Company's proprietary microreplication technologies have enabled the Company to mass produce large quantities of holographic films which the Company believes offer superior brightness, clarity and consistency when compared with competitors' products. The Company's core strengths include the following:

     Unlike most traditional holographers, the Company uses a proprietary mastering process prior to microreplication that facilitates the mass production of virtually seamless holographic patterns of a consistent quality. In this mastering process, the Company creates its own master tool from the shim or the original master (created either by the Company or by other custom holographers). The Company utilizes this master tool in its microreplication machines instead of a shim.

     The Company is able to use this procedure to enhance and refine the shape, size and position of the grooves on the master. By increasing the spacing of the grooves (as many as 44,000 lines per linear inch) or depth of the bumps (often only .25 micron deep) and by adjusting the frequency of the light waves (similar to screening out audio noises), the Company is able to increase the brightness and clarity of the hologram. The Company is not aware of any other competitor that is able to modify or enhance a master hologram once it has been generated. The brightness and clarity of the Company's films are retained even when the films are finely chopped into geometric pigment. When added to paint or other coatings, the Company's geometric pigment adds a sparkle and luster to the finish. In addition, when viewed from different angles, the geometric pigment creates an optical effect of changing colors. The Company believes these different optical effects are sought after by large paint and coatings companies.

     The Company also has developed and constructed its own proprietary microreplication machines that use the Company's unique mastering tool instead of traditional shims. Because the grooves on a shim wear over time, films produced using shims tend to lose their clarity and brightness as their groove resolution deteriorates. The Company has experienced significantly less deterioration in the groove structure in its mastering tool as compared to traditional shims, thereby achieving greater output consistency and quality throughout its production run. The Company is able to manufacture a large quantity of film without a noticeable change in the quality of the films. The failure of competitors' films to achieve uniformity throughout the production run can make it difficult for printers to process the films due to mismatched inks and can lead to an increased amount of wasted products. In addition, because the Company's proprietary microreplication machines do not use shims, the seams or breaks between the Company's patterns are virtually undetectable in most of the Company's custom stock holographic patterns.

EXISTING MARKETS

     The following table summarizes the Company's principal markets and product applications:

             MARKET                          APPLICATION                        SELECTED END USERS *
--------------------------------------------------------------------------------------------------------------
  Consumer Products                Children's stickers, wrapping      DC Comics (Batman cover decals), Jerome
                                   paper, bows, balloons, trading     Russell Cosmetics (nail polish and body
                                   cards, snowboards, magazines,      gels), Labelad/Sandylion Sticker Co.
                                   glitter, nail polish and           (stickers), Motor Trend Magazine (cover
                                   cosmetics.                         decals), MacUser and PCWorld (cover
                                                                      decals), TOPPS (trading cards) and The
                                                                      Upper Deck Company (trading cards)
--------------------------------------------------------------------------------------------------------------
  Packaging Materials              Packaging and labels for toys,     Coca-Cola (Hi-C labels), Coors (Coors
                                   computer games, food, vitamins,    Arctic Ice and Zima labels and signs),
                                   beverages and cigarettes. Also     Capital Records (security seals), GT
                                   used in point of purchase          Interactive (Duke Nukem software box),
                                   displays and security seals.       Kraft General Foods (Capri Sun
                                                                      packaging), Lucas Art Entertainment (DIG
                                                                      software box), Mattel (Barbie dolls and
                                                                      packaging), Proctor & Gamble (Crest
                                                                      decals), Ralston Purina (Ninja Turtles),
                                                                      Sears (Mainframe garment tags), Sony
                                                                      (security seals), Wachovia Bank
                                                                      (security stickers for cashier's
                                                                      checks), Wilson Sporting Goods (Pro
                                                                      Staff Hammer tennis racquets) and
                                                                      Wrigley Chewing Gum (bubble beeper)
--------------------------------------------------------------------------------------------------------------
  Industrial Applications          Fabrics, paint, flooring and       Engelhard (automobile paint), Charles
                                   architectural applications.        Gray Interiors (AMC theater decor), PPG
                                                                      Industries, Inc. (automobile paint),
                                                                      Riviera Hotel (signage) and Soorim
                                                                      Textile Co., Ltd. (fabrics)

* The trademarks named are the property of their respective owners.

     Consumer Products. The largest market addressed by the Company's products is currently the consumer products market. The Company's films have been used in children's stickers, wrapping paper, bows, balloons, trading cards, snow boards, magazines, glitter, nail polish and cosmetics. The Company's largest application to date within this market has been pressure sensitive labels. Consumer products are often impulse purchases and the uniqueness and impact of holography can differentiate products and draw attention to them at the point of purchase. The Company believes that brightness and clarity of the films are key factors in selecting holographic films for these applications.

     Packaging Materials. The Company also manufactures holographic films for flexible packaging and folding carton applications for a variety of consumer products such as food, beverages, vitamins, cigarettes, toys and computer games. The Company's products are also used in signage materials and point of purchase displays. The Company believes significant growth opportunities exist for use of the Company's products in the packaging materials market due to the visual appeal, impact and uniqueness of holograms. The Company's holographic films are selected in various packaging applications for appearance and functional characteristics. Similar to the consumer products market, a significant challenge in the packaging market is to draw the attention of the buyer to the product. For packaging applications, the Company's proprietary stock pattern films are often laminated to paper or board stock and then printed with a combination of semi-opaque, opaque and reversed-out, four color process printing, allowing the optical characteristics of the film to highlight certain parts of the package.

     The packaging market, which includes flexible packaging (bags and pouches) as well as folding cartons, represents a significant expansion opportunity for the Company. According to a recent report by the Flexible

Packaging Association, the size of the flexible packaging market is estimated to reach $16.4 billion in 1997. Holographic materials currently represent a very small share of this market due to the higher cost of holographic materials as compared to traditional packaging materials. To date, the Company's ability to serve the flexible packaging market has also been constrained to a large degree by limitations on the width of its material. In general, it is more economical for the flexible packaging industry to work with wider materials than the Company has historically been able to produce.

     The Company is in the process of building a new microreplication machine which is anticipated to be completed in late 1997, which should enable the Company to manufacture film 55 inches wide. The Company believes its ability to manufacture this wider material will broaden the applications for its products by enabling the Company to address the larger material requirements of the packaging materials market on a more cost-effective basis. In 1998, the Company plans to develop and build a microreplication machine to produce film that is 65 inches wide.

     While the Company has produced only a limited quantity of holographic films to date for the packaging market, its films were used in the Capri Sun package for Kraft General Foods. The Company was presented a Silver Award/Structural Packaging for the Capri Sun package as a part of the Beverage Packaging Global Design Awards.

     Industrial Applications. While industrial applications currently represent the smallest existing market for the Company's products, the Company believes this market offers the most significant growth opportunities. The Company's products can be slit for use in fabrics, finely chopped into geometric pigment to add sparkle to paint and flooring materials and can be used for architectural applications such as billboard signage and window treatments. In general, the Company's films can be used to replace mica or aluminum flakes in various industrial applications.

     The Company has developed proprietary microreplicating technologies which enable the processing of polyester film ranging as thin as .004 inch to .00024 inch to a depth of .25 micron. The Company is not aware of any other company with this capability. The Company is working with independent companies to precision cut the Company's film into particles as small as 1/500 inch. The Company has entered into joint development efforts with three large paint and coating manufacturers to expand the applications for the Company's geometric pigment, particularly for the automobile market. Metallic applications in automobile paints are currently achieved by adding aluminum flakes or mica to the paint. The Company's geometric pigment can be added to paint to achieve a similar effect and to provide tiny pinpoints of reflecting light. Depending on the angle of the sun, these pinpoints will reflect different colors. By varying the size or amount of the pigment, the application of the Company's geometric pigment to automobile paint can provide a subtle glimmer or a spectacular sparkling effect. Due to the reflective nature of the Company's pigment and the thinness of the material, the Company believes such effect can be achieved using significantly less geometric pigment in the paint than would be required with aluminum flakes or mica.

     In July 1997, PPG Industries, Inc. launched the Prizmatique(TM) automobile paint line which features the Company's geometric pigment. BASF and Englehard are also beta testing the Company's geometric pigment for use in their paint products. In addition to automobile paint, the Company's geometric pigment can be used in a variety of other paint applications including bicycle, personal watercraft and outdoor furniture paints.

BUSINESS STRATEGY

     The Company's objective is to become the leading worldwide provider of holographic materials by expanding the applications for its products, continually improving the quality and consistency of its products, enhancing its mastering capabilities and providing products that meet its customers' objectives. The key elements of the Company's strategy include the following:

     - Expand the Applications for the Company's Products. The Company currently manufactures holographic film for use in the markets for consumer goods, packaging materials and industrial applications. The Company believes significant growth opportunities exist both for different applications within these markets, as well as in new markets such as architectural products. To date, the Company's penetration of the packaging market and certain other markets has been constrained to a large degree by its inability to produce materials in widths that can be efficiently processed and used by converters, printers and finishers. The Company is currently developing a new microreplication machine to manufacture 55 inch wide rolls of film which the Company believes will enable it to better address the packaging market. The Company also intends to focus its research and development efforts to process thinner films, precision cut the Company's film into finer particles, utilize other substrates and new coatings, and expand its custom mastering capabilities.

     - Maximize Cost Efficiencies. The Company plans to maintain its position as a low cost producer of holographic films by expanding its production facilities and by designing and building equipment capable of producing wider material in larger quantities. The Company is currently operating only one manufacturing shift and may be able to achieve greater efficiencies by adding another shift, incorporating new equipment and bringing certain of the manufacturing steps in house in order to lower costs, increase quality and expedite turnaround. In addition, the Company continually modifies its manufacturing processes and proprietary microreplication equipment in order to utilize the Company's production facilities more efficiently. In this regard, the Company's new metallizer and the anticipated new microreplication machine should enable the Company to manufacture 55 inch wide films with significantly less waste than the Company's current 24 inch films.

     - Expand Sales and Marketing Capabilities. The Company currently operates in a number of discrete but very large market segments. The Company's existing sales and marketing efforts have traditionally been product oriented, with less emphasis directed to the specific industries in which the Company's customers operate. As a result, the Company's sales and marketing activities to date have been reactive. The Company plans to redirect its marketing strategies based on product lines, focus on in-depth knowledge of targeted applications, provide additional training to existing employees, increase advertising to educate the Company's target markets about the benefits of holographic products, and hire additional marketing personnel and sales representatives to focus on specific product opportunities in the markets for consumer products, packaging materials and industrial applications.

     - Leverage Proprietary Technology to Expand Mastering Capabilities. The Company's founders have been refining the proprietary microreplication technologies and holographic manufacturing processes for nearly twenty years and accordingly have gained significant expertise in manufacturing high quality, durable holographic films. While the Company has in recent years focused its resources on refining its manufacturing processes, it has elected not to produce its own custom imagery on a large scale basis in order to achieve greater manufacturing efficiencies. The Company believes, however, that the increasing utilization of holographic films will necessitate expanding the Company's mastering capabilities to respond to its customers' needs quickly and more effectively. The Company intends to leverage its proprietary technology and know-how to provide custom imagery upon customer request by designing and installing a laser laboratory and mastering facility. The Company believes these added capabilities will enable the Company to offer higher quality holographic imagery, reduce the Company's reliance on third party custom holographers and provide additional flexibility for its customers.

     - Increase Penetration in International Markets. International sales constitute a significant portion of the Company's net sales, and the Company intends to devote additional resources to expand the worldwide marketing of its products. The Company anticipates substantial growth opportunities in China, Europe and South America, and intends to market its custom stock patterns and geometric pigment aggressively in those markets through the Company's existing direct sales organization. The Company may also enter into distribution arrangements with foreign distributors or agents to increase its penetration of these markets.

     - Acquire Complementary Products and Technologies. The Company believes that numerous consolidation opportunities exist in the holographic materials market which could enable the Company to increase its market share in its target markets, enter into new markets and attain cost efficiencies in its manufacturing operations. The Company may seek to acquire companies with an existing presence in certain markets, which have well developed sales and marketing capabilities (both domestically and internationally) or which have manufacturing expertise in certain of the manufacturing steps not currently addressed by the Company.

PRODUCTS

     The Company's holographic films are used in a wide range of value added applications in consumer products, packaging materials and industrial applications. In general, the Company's films represent only a small percentage of the cost of the final product, but can have a significant effect on the product's marketability due to the visual appeal, impact and uniqueness of the holographic material.

     The Company currently sells its holographic films in five basic forms: metallized film, metallized pressure sensitive film, permanent laminated film, glitter or geometric pigment and non-metallized film. The Company offers these products in 14 stock holographic patterns manufactured at widths of either 25 inches or 40 inches, primarily polyester, in a variety of gauges (thicknesses) from .004 inch to .00024 inch. The Company is currently in the process of developing a new microreplication machine to enable the Company to produce 55 inch wide film. The Company believes this wider material will expand the applications for the Company's products by enabling the Company to address the larger material requirements of the packaging market on a more efficient basis.

     The Company's principal products include the following:

          Metallized Film. Nearly all of the Company's holographic films are metallized by the Company. Once the polyester film has been microreplicated, the Company typically metallizes the film in a vacuum chamber where aluminum is thermally evaporated onto the holographic film providing a reflective coating on the film. Microreplicated metallized film is the Company's core product and is typically sold to value added resellers who either laminate the film or convert it into the final product.

          Metallized Pressure Sensitive Film. Once the holographic film is metallized, the Company often subcontracts with a converter to laminate the film to paper coated with a silicone release layer. The resulting pressure sensitive material is typically used in children's stickers, prime labels and decals and has historically represented the largest segment of the Company's business.

          Permanent Laminated Film. To create its permanent laminated films, the Company contracts with a converter who laminates the metallized film, generally to plastic films, paper or board stock for use in packaging applications. The laminated film is typically used in flexible packaging, folding cartons, signs, banners, trading cards, point of purchase displays, folders and boxes.

          Glitter or Geometric Pigment. The brightness, clarity and other optical characteristics of the Company's holographic films are retained when the material is cut into fine particles creating glitter and geometric pigment. Glitter is typically cut into particles ranging in size from 1/128 inch to 1/8 inch and is used in a variety of applications including nail polish, fabrics, hobby and craft applications, cosmetics and injection molded parts. Geometric pigment is produced by precision cutting the holographic film into particles 1/250 inch, 1/500 inch or smaller and is currently used in paint, cosmetics and flooring materials to add a sparkle, glimmer, color change and other optical effects to these products.

          Nonmetallized Film. While nearly all of the Company's products are metallized, the Company also manufactures nonmetallized holographic film in small quantities which is typically sold to converters who have their own metallizing capabilities or to customers who are seeking a transparent material.

SALES AND MARKETING; PRINCIPAL CUSTOMERS

     The Company sells its holographic films directly to end users, to distributors who sell to end users, and to value added resellers, who add conversion steps to the film and sell to distributors and end users. A large percentage of the Company's net sales represent sales of unfinished film to distributors and to value added resellers. The Company intends to use a portion of the proceeds of this Offering to expand its marketing and sales capabilities and to provide a more in depth product focus in its marketing strategies.

     The Company currently employs an internal sales staff of four representatives at its Los Angeles headquarters and provides office space at that location for an independent sales representative. The Company also has two outside sales representatives located in Northern California and Michigan.

     During 1996, the Company's customer base worldwide exceeded 1,000 customers. International sales are typically made directly and through foreign distributors. The Company has entered into distribution arrangements with Soorim Textile Co., Ltd. and Ying Lih Industrial Co., Ltd., pursuant to which the Company's products are sold in Korea and Taiwan, respectively. The arrangements are cancelable at will at any time by either party. Sales to Soorim and Ying Lih during the year ended December 31, 1996 represented approximately 7% and 3%, respectively of the Company net sales. See Note 2 of Notes to Financial Statements.

     During 1995, 1996 and the six months ended June 30, 1997, the Company's three largest customers accounted for an aggregate of 24%, 17% and 30%, respectively, of the Company's net sales. The Upper Deck Company, LLC ("Upper Deck") accounted for more than 12% of the Company's net sales in 1994. Labelad/Sandylion Sticker Designs, which accounted for 13%, 10% and 19%, respectively, of the Company's net sales in 1995, 1996 and the six months ended June 30, 1997. While Mattel typically does not directly purchase significant quantities of the Company's products, Mattel frequently specifies the Company's products for inclusion in the product and packaging specifications for Mattel's products.

MANUFACTURING

     Polyester is the primary raw material used in the Company's products. While the Company also microreplicates nylon and polyvinyl chloride, approximately 95% of all of the Company's products utilize thin polyester film in thicknesses ranging from .004 inch to .00024 inch. Because the Company is able to microreplicate directly into thin polyester film without altering the properties of the film, the Company's products retain the inherent properties of the polyester, resulting in a stronger final product which retains its existing physical properties under extreme heat (up to 175 degrees Celsius) and can withstand many solvents or other chemicals used in the finishing and converting processes. The raw polyester film in the thicker gauges (.004 inch to .0005 inch) is readily available from a number of sources without any significant qualitative differences, and the Company routinely tests material produced by several suppliers. The Company obtains its .00024 inch polyester film from a sole source supplier, and is currently investigating other sources of this material.

     The price the Company has paid for polyester film stock has fluctuated significantly in recent periods due to changes in the supply and demand of polyester products. Polyester is generally more expensive than the base materials used by certain of the Company's competitors. There can be no assurance that the necessary polyester film will continue to be available in the desired thicknesses at favorable prices.

     The Company's manufacturing processes consist primarily of creating image or pattern masters and microreplicating the images and patterns onto continuous rolls of polyester film. When the Company creates a new stock pattern or undertakes a custom order, the Company usually subcontracts the initial custom mastering. The Company intends to use a portion of the proceeds of this Offering to install a laser laboratory and expand its mastering capabilities. The Company currently creates all of the intermediate master tools which are used in the Company's microreplication machines in lieu of the shims. The Company currently operates four microreplication machines and is in the process of developing a new machine that should enable the Company to manufacture 55 inch wide holographic films. All of the Company's microreplication machines have been custom developed by the Company and are not otherwise commercially available.

     The Company purchased metallizing machines in the fourth quarter of 1995 to enable the Company to engage in vacuum metallizing, which machines became operational in February 1996. This equipment can metallize rolls of film up to 65 inches wide. The Company also slits, rewinds and splices rolls to satisfy customer orders, and to enable efficient warehousing and shipping of its products. In addition, the Company outsources certain other converting processes such as cutting, laminating, slitting, coating, tinting and sheeting, but does not currently provide these processes in-house. If a customer requires a converted product, the Company typically processes the raw film, metallizes it and then ships it to converters for additional processing. Some conversion processes are provided by a large number of suppliers, and the Company has a wide range of choices in procuring services. Other conversion processes such as cutting into particulate are more specialized and only a few converters have demonstrated an ability to meet the Company's requirements. In particular, the Company is aware of only two high quality geometric pigment cutters in the United States who can consistently cut the Company's films into 1/250 inch, 1/500 inch and smaller. The Company is currently underutilizing its manufacturing capabilities and may be able to achieve greater efficiencies by bringing more of the manufacturing steps in house such as cutting, finishing and custom mastering capabilities.

     The Company's primary output consists of continuous polyester rolls of holographic film, although the Company also produces small quantities of other polymer films, including nylon and polyvinyl chloride. Microreplication and the Company's other proprietary processes are conducted in facilities which are physically separate from the Company's administrative and warehouse facilities.

COMPETITION

     Competition among holographic materials manufacturers is intense and is characterized by changing technology and evolving standards. Competitors vary based upon the type of materials into which they microreplicate, the quality of the holograms, and the breadth of customization or stock patterns offered. While the Company believes its holographic technology is unique, basic holographic technology is well known, and there are relatively low barriers to entry into the holographic materials market. Accordingly, the Company anticipates increased competition from other established and emerging companies as the market for holographic materials grows. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. Many of the Company's current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than the Company and may be able to expand the applications for their products and capture a greater share of the holographic materials market.

     The Company also competes to a certain extent with its value added resellers who purchase the Company's holographic films, add conversion steps to the films and market the converted products for resale. This competition may affect such vendors' incentive to provide quality service to the Company.

     The Company also experiences competition from manufacturers of non-holographic materials, particularly in the market for packaging materials, pigments, fabrics and aluminum flakes. The applications for holographic materials within such markets are small and have only recently begun to expand. Due to the higher cost of holographic film and current size constraints, the Company is often at a price disadvantage as compared to certain non-holographic media. Accordingly, the Company expects to continue to encounter significant competition from manufacturers of non-holographic materials in its markets particularly as it seeks to expand the applications for its products.

     The Company's competitors utilize different techniques to microreplicate polyester than those employed by the Company. The Company believes that its techniques enable it to produce films which have superior appearance and properties when compared with those produced by the Company's competitors. The Company believes that it has a competitive advantage where appearance characteristics, solvent resistance and durability are critical.

PROPRIETARY RIGHTS

     The Company's ability to compete effectively depends in part on its ability to develop and maintain the proprietary aspects of its microreplication technology. The Company believes that its proprietary processes are significantly different from those used by competitors to produce similar materials. To date, the Company has relied primarily upon trade secret laws and nondisclosure agreements to protect its proprietary rights and has not sought patent protection for any of its technologies due to the limited protection offered by process patents. All of the Company's proprietary manufacturing processes are conducted at a limited access facility which is separate from the Company's administrative and warehousing facilities. The Company maintains an extensive security system at such facility to prevent the unauthorized disclosure of its trade secrets, and plans to institute similar security measures at its new manufacturing facility. There can be no assurance that such trade secrets will remain confidential, that any patents will be applied for or granted in the future or that other intellectual property rights of the Company will provide meaningful protection for the Company's proprietary rights. If the processes employed by the Company become known to competitors, it is likely that they could be used to produce materials of the quality and durability produced by the Company. Certain of the customers of the Company could, if in possession of the Company's trade secrets, produce the materials which are substantially equivalent or superior products to the Company's products. There can be no assurance that the steps taken by the Company will be adequate to deter the misappropriation of its proprietary information and technologies, or will prevent the assertion of an adverse claim to technology utilized by the Company, or that the Company will be able to detect unauthorized use and take effective steps to enforce its intellectual property rights. The Company has substantial foreign sales, and the laws of some foreign countries into which the Company's products are sold may not protect the Company's proprietary rights to as great an extent as do the laws of the United States. Accordingly, effective protection of intellectual property may be unavailable or limited in certain foreign countries. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate, or that competitors will not independently develop technologies that are similar or superior to the Company's technology or duplicate the Company's technology.

     The Company has previously licensed to a related entity on an exclusive basis the use of certain aspects of its proprietary technologies with respect to the manufacture of microreplicated films for pre-recorded and recordable digital information. The Company currently does not anticipate that it will pursue these applications as part of its growth strategy. See "Certain
Transactions -- FosterCo/Cyberwerks LLC Transactions."

     Litigation may be necessary in the future to enforce the Company's intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend the Company against claims of infringement or invalidity by others. While the Company is not currently engaged in any intellectual property litigation or proceedings, there can be no assurance that it will not become so involved in the future. An adverse outcome in such litigation or similar proceedings could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from others or require the Company to cease marketing or using certain products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. If the Company is required to obtain licenses under patents or proprietary rights of others, there can be no assurance that any required licenses would be made available on terms acceptable to the Company, if at all. In addition, the cost of addressing any intellectual property litigation claim, both in legal fees and expenses and the diversion of management's attention, regardless of whether the claim is valid, could be significant and could have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES

     At September 30, 1997, the Company employed 54 employees, including 30 in shipping, warehousing and manufacturing, one in engineering, three in customer service, nine in sales and marketing and eleven in finance and administration. The Company is not a party to any collective bargaining agreement or other similar agreement and has not experienced any work stoppages to date. The Company believes that its relationship with its employees is good.

FACILITIES

     The Company currently leases a 70,440 square foot building in Los Angeles, California under a sublease expiring in February 1998. This building serves as the Company's principal administrative, sales and marketing, customer support and warehousing facility. The Company also conducts certain non-proprietary manufacturing processes including metallizing and slitting at this facility. The Company recently renegotiated a new lease for this space which will commence in February 1998 upon expiration of the existing sublease. The rent under the new lease will be $42,000 per month. While the new lease will expires in 2003, the Company has the option to extend this lease for an additional five years thereafter.

     The Company also currently leases two additional buildings on a month-to-month basis in Los Angeles, California with a combined square footage of approximately 7,500. These facilities house the Company's proprietary manufacturing processes including mastering and microreplication which involve trade secret technology. In July 1997, the Company leased an additional 17,000 square foot facility in Los Angeles pursuant to lease which expires in September 2002. The Company has the option to renew this lease for an additional five years. The rent on this new facility is $12,750 per month. The Company intends to relocate its proprietary manufacturing processes to this new facility within the next six months and terminate the existing month-to-month lease on its two smaller facilities once the relocation has been completed. The Company believes that its facilities are sufficient to meet its needs for at least the next three years.

LEGAL PROCEEDINGS

     The Company may be involved in legal proceedings from time to time in the ordinary course of business. As of the date of this Prospectus, there are no material legal proceedings pending against the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information concerning the Company's executive officers and directors as of the date of this Prospectus:

              NAME                  AGE                      POSITION WITH THE COMPANY
--------------------------------    ---     -----------------------------------------------------------
Michael S. Foster...............    53      Chairman of the Board and Chief Technology Officer
Terrence Conway(1)(2)...........    40      Director, President, Chief Executive Officer and Secretary
James Wanlass...................    52      Director and Vice President, Manufacturing
Michael Wanlass.................    55      Director and Vice President, Marketing
Charles M. Spear(1)(2)..........    54      Director and Chief Financial Officer

---------------

(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

     Michael S. Foster, a co-founder of the Company, has served as its Chairman of the Board and as a director since its inception in October 1980. Since March 1997, he has also served as the Company's Chief Technology Officer. From October 1980 to March 1997, Mr. Foster served as the Company's Vice President, Research and Development. Since June 1995, Mr. Foster also has served as a director, the Chief Technical Officer and the Vice President, Research and Development of FosterCo., Inc., a development stage startup company ("FosterCo"). From June 1995 to August 1997, Mr. Foster served as the Chief Technical Officer and Vice President, Research and Development of Cyberwerks Interactive, L.L.C., a development stage startup company ("Cyberwerks LLC"). Mr. Foster successfully completed in 1966 the coursework required to receive a B.S. degree in Chemistry from the University of Utah.

     Terrence Conway has served as the Company's President, Chief Executive Officer, Secretary and as a director since January 1988. Since June 1995, Mr. Conway also has served as a director and the President of FosterCo and as a manager of Cyberwerks LLC. From June 1995 to August 1997, Mr. Conway served as the President of Cyberwerks LLC. Mr. Conway received his B.B.A. degree from the University of Michigan in 1979.

     James Wanlass, a co-founder of the Company, has served as its Vice President, Manufacturing since January 1988 and as a director since its inception in October 1980. From October 1980 through December 1987, Mr. Wanlass also served as the Company's President and Treasurer.

     Michael Wanlass, a co-founder of the Company, has served as its Vice President, Marketing and as a director since its inception in October 1980. From October 1980 through December 1987, Mr. Wanlass also served as the Company's Secretary.

     Charles M. Spear joined the Company as a director in April 1997 and became its Chief Financial Officer in October 1997. Since April 1993, Mr. Spear has served as Chairman of the Board and Chief Executive Officer of Spear, Inc., a privately held financial services company. From April 1995 through January 1996, Mr. Spear served as Chief Financial Officer of Smith Micro Software, Inc., a publicly held developer of communications software, and from July 1995 through January 1996 he also served as a Senior Vice President and director of Smith Micro. From April 1983 until December 1992, Mr. Spear served as Chairman of the Board and Chief Executive Officer of Spear Financial Services, Inc., a public company which Mr. Spear founded. Mr. Spear also is a member of the Board of Directors of Dynatem, Inc. Mr. Spear received his B.B.A. degree from Ohio University in 1964 and received his J.D. from Case Western Reserve University in 1968.

     The Company's Certificate of Incorporation and Bylaws provide for the Board of Directors to be divided into three classes, with each class to be as nearly equal in number of directors as possible. At each annual meeting of stockholders, the successors to the class of directors whose term expires at the time are elected to hold office for a term of three years, and until their respective successors are elected and qualified, so that the term of one class of directors expires at each such annual meeting. The terms of
office expire as follows: Mr.          and Mr.          , 1998; Mr.          and
Mr.          , 1999; and Mr.          , 2000. See "Description of
Securities -- Certain Provisions of the Company's Certificate of Incorporation and Bylaws."

     The Company intends to appoint two independent directors to serve on the Board upon the consummation of the Offering, as soon as appropriate individuals are identified and agree to serve.

     Officers are elected by, and serve at the discretion of, the Board of Directors. James Wanlass and Michael Wanlass are brothers. There are no other family relationships among the directors or executive officers of the Company.

BOARD COMMITTEES

     The Board of Directors has an Audit Committee and a Compensation Committee. The Audit Committee, which was established in April 1997 and is currently comprised of Messrs. Conway and Spear, reviews the results and scope of the audit and other services provided by the Company's independent auditors, reviews and evaluates the Company's internal control functions, and monitors transactions between the Company and its employees, officers and directors. The Compensation Committee, which was established in April 1997 and is currently comprised of Messrs. Conway and Spear, administers the Company's stock option plan and designates compensation levels for officers and directors of the Company.

     Upon consummation of the Offering, the Company intends to establish a Fairness Committee of the Board (comprised of two independent directors), which will make recommendations to the Company regarding the exercise of the Company's option to purchase the outstanding capital stock of FosterCo. See "Certain Transactions -- FosterCo/Cyberwerks LLC Transactions." These independent directors will also serve on the Compensation Committee and the Audit Committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company's Compensation Committee currently consists of Messrs. Conway and Spear, who are also officers and employees of the Company.

     From January 1993 through December 1996, Mr. Conway made various loans to the Company. No more than $672,115 was owing to Mr. Conway at any one time and, as of March 31, 1997, all such loans had been repaid in full. In October 1997, the Company declared a distribution to its existing stockholders, including Messrs. Conway and Spear, representing all of the Company's undistributed retained earnings through the Termination Date. Mr. Conway is a manager and former officer of Cyberwerks LLC, a director and officer of FosterCo and a shareholder of ComDisc Technologies, Inc., a California corporation ("ComDisc"). While Mr. Conway received a salary from both Cyberwerks LLC and FosterCo during the past two fiscal years, he no longer receives any compensation from these entities. The Company currently shares its facilities with Cyberwerks LLC and has entered into licensing and other arrangements with Cyberwerks LLC, FosterCo and ComDisc at various times. In addition, FosterCo previously loaned $25,000 to the Company in August 1995, which amount has been repaid. See "Certain Transactions."

     In April 1996, the Company issued 30,000 shares of Common Stock to Mr. Spear in consideration for consulting services previously rendered by him to the Company. In October 1997, the Company granted an option to Mr. Spear for the purchase of 7,500 shares of the Company's Common Stock under the 1997 Plan at an exercise price of $19.25 per share. See "Certain Transactions -- Consulting Arrangements."

     No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of the Company's Board of Directors or its Compensation Committee.

DIRECTOR COMPENSATION

     The Company currently does not provide any cash compensation to its directors but does reimburse them for certain out-of-pocket expenses incurred in connection with attendance at board and committee meetings.

Nonemployee directors will also receive stock option grants automatically under the 1997 Plan. See "-- 1997 Stock Incentive Plan."

EXECUTIVE COMPENSATION

     The following table sets forth the aggregate compensation received, for all services rendered in all capacities to the Company, by the Chief Executive Officer and each of the other four most highly compensated executive officers (the "Named Executive Officers") whose salary and bonus exceeded $100,000 for the fiscal year ended December 31, 1996. Except as indicated below, no Named Executive Officer received other compensation in excess of the lesser of $50,000 or 10% of such officer's compensation.

                                                                      ANNUAL COMPENSATION
                                                                      --------------------
                     NAME AND PRINCIPAL POSITIONS                      SALARY       BONUS
    --------------------------------------------------------------    --------     -------
    Michael S. Foster.............................................    $300,000     $20,000
      Chairman of the Board and Chief Technology Officer
    Terrence Conway...............................................     150,000(1)   10,000
      President and Chief Executive Officer
    James Wanlass.................................................     150,000      10,000
      Vice President, Manufacturing
    Michael Wanlass...............................................     150,000      10,000
      Vice President, Marketing
    Charles M. Spear(2)...........................................          --          --
      Chief Financial Officer

---------------

(1) Includes $60,000 earned by Mr. Conway in the fiscal year ended December 31, 1996 but paid in March 1997.

(2) Mr. Spear became the Chief Financial Officer of the Company in October 1997. In October 1997, the Company granted an option to Mr. Spear for the purchase of up to 7,500 shares of the Company's Common Stock at an exercise price equal to $19.25 per share. Such options vest in five equal annual installments beginning in April 1998.

     The Company currently has no employment contracts with any of the Named Executive Officers. As described below under "-- 1997 Stock Incentive Plan," under certain circumstances, the exercisability of options granted to the Named Executive Officers may be accelerated.

1997 STOCK INCENTIVE PLAN

     The Company's 1997 Stock Incentive Plan (the "1997 Plan") became effective on April 1, 1997 upon adoption by the Board of Directors and approval by the stockholders of the Company. A total of 303,000 shares of Common Stock have been reserved for issuance under the 1997 Plan. In no event may any one participant in the 1997 Plan receive option grants or direct stock issuances for more than 60,000 shares in any given calendar year.

     The 1997 Plan is divided into three separate components: the Discretionary Option Grant Program, the Stock Issuance Program and the Automatic Option Grant Program. Under the Discretionary Option Grant Program, eligible individuals in the employ or service or the Company or any parent or subsidiary of the Company (including employees, officers, nonemployee directors, consultants and other independent advisors thereof) may, in the discretion of the Plan Administrator, be granted options to purchase shares of Common Stock at an exercise price not less than the fair market value of those shares on the grant date. Under the Stock Issuance Program, the same individuals may, in the discretion of the Plan Administrator, be issued shares of Common Stock directly, through the purchase of such shares at a price not less than fair market value of those shares at the time of issuance, or as a bonus awarded for services rendered to the Company or any parent or subsidiary of the Company. Lastly, under the Automatic Option Grant Program, option grants will automatically be made at periodic intervals to eligible nonemployee directors, which options will enable such directors to purchase shares of Common Stock at an exercise price equal to 100% of the fair market value of those shares on the grant date. Eligibility in the Automatic Option Grant Program shall be limited to those individuals: (i) serving as nonemployee directors on the date on which the Underwriting Agreement in connection with this Offering is executed and the Common Stock offered hereby is priced (the "Underwriting Date") (provided that no initial option will be granted on such date to any director who has previously received a stock option grant from the Company in connection with his or her Board service), (ii) who first become non-employee directors at any time after the Underwriting Date, whether through appointment by the Board or election by the Company's stockholders (provided that no such person previously in the employ of the Company or any parent or subsidiary of the Company shall receive an initial option grant), and (iii) who serve as non-employee directors at one or more annual meetings of the Company's stockholders held after the Underwriting Date (provided that no such person who has not served as a nonemployee director for at least six months shall receive an option grant in connection with their service at any such meeting).

     The Discretionary Option Grant Program and the Stock Issuance Program will be administered by the Company's Compensation Committee. The Compensation Committee as Plan Administrator will have complete discretion to determine which eligible individuals are to receive option grants or stock issuances, the time or times when such option grants or stock issuances are to be made, the number of shares subject to each such grant or issuance, the status of any granted option as either an incentive stock option or a nonqualified stock option, the vesting schedule to be in effect for the option grant or stock issuance, and the maximum term for which any granted option is to remain outstanding. The administration of the Automatic Option Grant Program will be self executing in accordance with the express provisions of that program.

     The exercise price of options granted under the 1997 Plan may be paid in cash or in shares of Common Stock valued at fair market value on the exercise date. The option may also be exercised through a same day sale program that would enable an optionee to exercise without any cash outlay. In addition, the Plan Administrator may provide financial assistance to one or more individuals in their acquisition of shares of Common Stock through option exercises or direct issuances by allowing such individuals to deliver a full recourse, interest bearing promissory note in payment of the applicable exercise or issue price (as well as any associated withholding taxes incurred in connection with their acquisition of those shares).

     In the event that the Company is acquired by merger or the purchase of more than 50% of the Company's outstanding voting securities, or in the event that the Company sells substantially all of its assets, the exercisability of each outstanding option under the Discretionary Option Grant Program which is not to be assumed by the successor corporation or otherwise to continue in effect or to be replaced with a cash incentive program of the successor corporation will automatically accelerate in full, and all unvested shares then outstanding under the Stock Issuance Program will immediately vest, except to the extent the Company's repurchase rights with respect to those shares are to be assigned to the successor corporation or such accelerated vesting is precluded by other limitations imposed under the Stock Issuance Program. The Plan Administrator will have the authority under the Discretionary Option Grant and Stock Issuance Programs to grant options and to structure repurchase rights so that the shares subject to those options or repurchase rights will automatically vest in the event the individual's service is terminated, whether involuntarily or through a resignation for good reason, within a designated period (not to exceed eighteen
(18) months) following (i) an acquisition in which those options are assumed or replaced or those repurchase rights are assigned or (ii) a hostile change in control of the Company effected by a successful tender offer for more than 50% of the Company's outstanding voting stock or by proxy contest for the election of directors.

     Stock appreciation rights are authorized for issuance under the Discretionary Option Grant Program which provide the holders with the election to surrender their outstanding options for an appreciation distribution from the Company equal to the excess of (i) the fair market value of the vested shares of Common Stock subject to the surrendered option over (ii) the aggregate exercise price payable for such shares. Such appreciation distribution may be made in cash or in shares of Common Stock.

     Under the 1997 Plan, the Plan Administrator has the authority to effect the cancellation of options outstanding under the Discretionary Option Grant Program in return for the grant of new options for the same or different number of option shares with an exercise price per share equal to the fair market value of the Common Stock on the new grant date.

     Under the Automatic Option Grant Program, each individual who first joins the Board after the effective date of this Offering as a nonemployee director will receive an option grant for 5,100 shares of Common Stock at the time of his or her commencement of Board service, provided such individual has not otherwise been in the prior employ of the Company or any parent or subsidiary of the Company. In addition, at each annual meeting of the Company's stockholders, beginning with the first annual meeting held after the effective date of this Offering, each individual who is to continue to serve as a nonemployee director will receive an option grant to purchase an additional 2,400 shares of Common Stock provided such individual has served as a nonemployee director for at least six months.

     Each grant of options made pursuant to the Automatic Option Grant Program will have a maximum term of ten years, subject to earlier termination following the optionee's cessation of service as a non-employee director. The options to purchase 5,100 shares of Common Stock that may be granted to any individual who first joins the Board as a nonemployee director after the effective date of this Offering will vest and become exercisable in four equal annual installments over the four year period commencing on the grant date. Any of the annual option grants to purchase 2,400 shares of Common Stock will vest and become exercisable in full on the one year anniversary of the grant date, assuming that the nonemployee director who receives such option has continued to serve as a director at all times during such period. Notwithstanding the foregoing, all options granted pursuant to the Automatic Option Grant Program will become immediately exercisable in full upon (i) certain changes in the ownership or control of the Company, or (ii) the death or disability of the optionee if it occurs while such optionee is serving as a nonemployee director.

     The Board may amend or modify the 1997 Plan at any time. The 1997 Plan will terminate on the earlier of (i) March 31, 2007, (ii) the date on which all shares available for issuance under the 1997 Plan shall have been issued as fully-vested shares or (iii) the termination of all outstanding options in connection with a merger or consolidation in which securities possessing more than 50% of the total combined voting power of the Company's outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction or the sale, transfer or other disposition of all or substantially all of the Company's assets in complete liquidation or dissolution of the Company.

     As of October 21, 1997, the Board had granted to certain employees of the Company options to purchase an aggregate of 91,500 shares of Common Stock pursuant to the 1997 Plan. The options vest in four equal annual installments commencing on the grant date and have a weighted average exercise price of $16.73 per share. Such exercise price was equal to the fair market value of the Common Stock on the grant date, as determined by the Board. As of October 21, 1997, no other options had been granted under the Discretionary Option Grant Program, no options had been granted under the Automatic Option Grant Program, and no shares of Common Stock had been purchased or awarded pursuant to the terms of the Stock Issuance Program.

KEY MAN LIFE INSURANCE

     The Company currently maintains life insurance policies, under which the Company is the sole beneficiary, in the amount of $5.0 million on the life of Mr. Foster and $1.0 million on the life of Mr. Conway.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Section 145 of the Delaware General Corporation Law (the "DGCL"), the Company can indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. The Company's Bylaws provide that the Company will indemnify its directors and officers to the fullest extent permitted by law and require the Company to advance litigation expenses upon receipt by the Company of an undertaking by the director or officer to repay such advances if it is ultimately determined that the director or officer is not entitled to indemnification. The Bylaws further provide that rights conferred under such Bylaws do not exclude any other right such persons may have or acquire under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     The Company's Certificate of Incorporation provides that, pursuant to the DGCL, the Company's directors shall not be liable for monetary damages for breach of such directors' fiduciary duty of care to the

Company and its stockholders. This provision in the Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under the DGCL. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under the DGCL. The provision also does not affect a director's responsibilities under any other law, such as the federal or state securities laws environmental laws.

     The Company intends to enter into agreements to indemnify its directors in addition to the indemnification provided for in the Company's Certificate of Incorporation and Bylaws. These agreements, among other things, will indemnify the Company's directors for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in the right of the Company, on account of services as a director or officer of the Company, or as a director or officer of any other company or enterprise to which the person provides services at the request of the Company. The Company also intends to purchase liability insurance covering its directors and officers.

     There is no pending or overtly threatened litigation or proceeding involving a director, officer, employee or other agent of the Company as to which indemnification is being sought, nor is the Company aware of any pending or overtly threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

                              CERTAIN TRANSACTIONS

FOSTERCO/CYBERWERKS LLC TRANSACTIONS

     To date, the Company has focused its microreplication technology primarily on holographic film applications. In the early 1980s, Messrs. Conway, Foster, J. Wanlass and M. Wanlass and a thirty party created a separate business, ComDisc, to pursue applications of microreplication technology for the development and production of products incorporating pre-recorded digital information such as CD-ROMs (the "Information Storage Technology"). In 1985, Mr. Foster granted an exclusive license to ComDisc for the Information Storage Technology. At that time, 87% of the outstanding Common Stock of ComDisc was owned by Messrs. Conway, Foster, J. Wanlass and M. Wanlass and the balance was owned by two third parties. ComDisc actively pursued the development of Information Storage Technology through 1988 and then became inactive.

     In 1995, Messrs. Foster and Conway created a separate business, FosterCo, which is owned 50% by Mr. Conway and 50% by Mr. Foster. In May 1995, the Company (to the extent it had any rights to the Information Storage Technology) and ComDisc granted perpetual exclusive licenses to the Information Storage Technology to FosterCo. In consideration for the Company's license to FosterCo, FosterCo agreed to pay the Company, for a period of ten years following the date of its agreement, a 5% royalty based on the amount of thin film microreplicated with pre-recorded digital information that was sold by FosterCo during such period. All royalty payments under the Company's license accrue, but are not due and payable, until cumulative sales revenue of $20 million is achieved by Cyberwerks LLC, a joint venture owned 50% by FosterCo and 50% by Upper Deck, and to whom FosterCo has agreed to supply such thin film. No royalty payments have accrued to date.

     In June 1995, FosterCo granted an exclusive license to the Information Storage Technology to Cyberwerks LLC for certain commercial applications. In connection with this license and the Cyberwerks LLC joint venture, FosterCo agreed to transfer to Cyberwerks LLC, upon Cyberwerks LLC's achievement of revenues of $50 million or more in any 12-month period, the equipment used in the manufacture of certain Information Storage Technology products and FosterCo's interest in the facility used in or intended for the manufacture of such products. Messrs. Conway and Richard McWilliam, the Chairman of the Board of Upper Deck, are currently the managers of Cyberwerks LLC. In addition, from the date of its formation until August 1997, Mr. Foster served as Cyberwerks LLC's Chief Technical Officer and Mr. Conway served as its President. Both of Messrs. Foster and Conway have resigned as employees and officers of Cyberwerks LLC.

     In October 1997, Mr. Foster, the inventor and developer of the Company's microreplication technology, assigned all of his rights in that technology to the Company, other than for use in Information Storage Technology.

     Messrs. Conway and Foster are also officers and directors of FosterCo. Mr. Conway received compensation from FosterCo in the amount of approximately $59,000 and $18,000 during the year ended December 31, 1996 and the period ended July 31, 1997, respectively. Mr. Foster received compensation from FosterCo in the amount of approximately $96,000 and $30,000 during the year ended December 31, 1996 and the period ended July 31, 1997, respectively.

     Mr. Conway received compensation from Cyberwerks LLC in the amount of approximately $35,481, $75,000 and $51,923 during the years ended December 31, 1995 and 1996 and the period ended July 31, 1997, respectively. Mr. Foster received compensation from Cyberwerks LLC in the amount of approximately $59,000, $125,000 and $87,000 during the years ended December 31, 1995 and 1996 and the period ended July 31, 1997, respectively.

     Neither of Messrs. Conway and Foster will receive any compensation from Cyberwerks or FosterCo in the future.

     Since August 1995, Cyberwerks LLC has subleased space at two of the Company's facilities. Currently, Cyberwerks LLC subleases approximately 16% of the square footage at both the Company's corporate headquarters and at its manufacturing facilities. In consideration for the usage of such space, Cyberwerks LLC has paid the Company an amount equal to a pro rata portion of the Company's rent and overhead for each of those facilities. Cyberwerks LLC has also relied on the Company to provide certain personnel, administrative and management services and has compensated the Company in an amount equal to a pro rata portion of the salaries and expenses of the Company personnel whose services Cyberwerks LLC has used. The aggregate amount paid by Cyberwerks LLC to the Company for rent, overhead and salary reimbursement in 1995 and 1996 for the six months ended June 30, 1997 was approximately $50,000, $329,000 and $205,000, respectively. The Company believes that it has been compensated for both the usage of its space and its personnel on terms no less favorable than it would have received in transactions with independent third parties.

     In October 1997, Messrs. Conway and Foster granted an option (the "FosterCo Option") to the Company to purchase all the outstanding capital stock of FosterCo from Messrs. Foster and Conway at an exercise price equal to the greater of $5.0 million or 50% of the fair market value of FosterCo's outstanding capital stock as of the date of exercise. The FosterCo Option is exercisable during the 12-month period beginning October 1, 2002, but will become exercisable immediately in the event Cyberwerks LLC files a registration statement on Form S-1 with the Securities and Exchange Commission to register shares of its Common Stock. The FosterCo Option is exercisable in cash, stock of the Company or a combination thereof, at the discretion of the Fairness Committee of the Board of Directors of the Corporation, which will be comprised of the Company's two independent directors. In connection with any exercise of the option, FosterCo's capital stock shall be valued by mutual agreement of the Messrs. Foster and Conway and the Fairness Committee or, in the event the parties cannot agree on a valuation, by independent appraisal. The Company's decision to exercise the FosterCo Option must be approved by the Fairness Committee. See "Management -- Board Committees."

FINANCING TRANSACTIONS

     From January 1993 through December 1996, Mr. Conway, the Company's President and Chief Executive Officer, made various loans to the Company for working capital and unreimbursed expenses pursuant to nine short-term promissory notes bearing interest ranging from 7.0% to 9.5% per annum. No more than $672,115 was owing to Mr. Conway at any one time. As of March 31, 1997, all such loans had been repaid in full. In December 1993, Mr. Foster, the Company's Chairman of the Board and Chief Technical Officer, loaned the Company $40,000 for working capital purposes pursuant to a short-term promissory note bearing interest at a rate of 7.0% per annum. This loan was repaid in full by December 1994. In August 1995, Mr. Foster loaned the Company $75,000 for working capital purposes pursuant to a short-term promissory note bearing interest at a rate of 11.0% per annum. This loan was repaid in full by October 1995.

     In August 1995, FosterCo loaned the Company $25,000 for working capital purposes pursuant to a short-term promissory notes bearing interest at a rate of 9.75% per annum. This loan was repaid in full by December 1996.

     In March 1997, the Company obtained a revolving $3.5 million line of credit from Citibank, FSB, which is guaranteed personally by Messrs. Foster, Conway, J. Wanlass and M. Wanlass for all amounts borrowed thereunder.

S CORPORATION DISTRIBUTION

     In October 1997, the Company declared a distribution to its existing stockholders, Messrs. Conway, Foster, Spear, J. Wanlass and M. Wanlass, consisting of the Stockholder Notes in the aggregate principal amount equal to the Company's undistributed retained earnings from January 1, 1997 through the Termination Date (approximately $3.0 million as of September 30, 1997). The Stockholder Notes bear interest at the rate of 5.5% per annum and are due and payable on April 1, 1998. The Company intends to use a portion of the proceeds of the Offering to repay the Stockholder Notes upon consummation of this Offering. See "Prior S Corporation Status," "Use of Proceeds" and Note 1 to Notes to Financial Statements.

CONSULTING ARRANGEMENTS

     In April 1996, the Company issued 30,000 shares of Common Stock to Mr. Charles M. Spear, a director of the Company, in consideration for consulting services previously rendered by him to the Company.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of September 30, 1997, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by
(i) each person or entity who beneficially owns more than 5% of the Company's Common Stock, (ii) each of the Selling Stockholders, (iii) each Named Executive Officer, (iv) each director of the Company, and (v) all directors and executive officers of the Company as a group.

                                                 BENEFICIAL
                                                  OWNERSHIP
                                                  PRIOR TO                        BENEFICIAL OWNERSHIP
                                                 OFFERING(1)                        AFTER OFFERING(1)
                                             -------------------    NUMBER OF     ---------------------
                                             NUMBER OF             SHARES BEING   NUMBER OF
            NAME AND ADDRESS(2)               SHARES     PERCENT     OFFERED       SHARES      PERCENT
-------------------------------------------  ---------   -------   ------------   ---------   ---------
Michael Foster.............................  1,200,000     39.8%
Terrence Conway............................    600,000     19.9
James Wanlass..............................    591,237     19.6
Michael Wanlass............................    591,237     19.6
Charles M. Spear...........................     29,561      1.0
All directors and executive officers as a
  group (5 persons)........................  3,012,035      100%

---------------

(1) Beneficial ownership is based on 3,012,035 shares of Common Stock outstanding as of September 30, 1997 and shares of Common Stock outstanding after completion of the Offering.

(2) The address for Messrs. Foster, Conway, J. Wanlass, M. Wanlass and Spear is 5405 Jandy Place, Los Angeles, California 90066. The persons named in the table have sole voting and sole investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

                           DESCRIPTION OF SECURITIES

     Upon consummation of the Offering and the reincorporation of the Company in the State of Delaware, the authorized capital stock of the Company will consist of 20,000,000 shares of Common Stock, $.0001 par value per share, and 5,000,000 shares of Preferred Stock, $.0001 par value per share. No shares of Preferred Stock are currently issued and outstanding. The following summary description of the capital stock of the Company (i) assumes the reincorporation of the Company in the State of Delaware immediately prior to the consummation of the Offering, and (ii) does not purport to be complete and is qualified in its entirety by reference to the Company's Certificate of Incorporation (the "Certificate") and Bylaws, which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part, and by the provisions of applicable law.

COMMON STOCK

     As of September 30, 1997, there were 3,012,035 shares of Common Stock issued and outstanding held of record by five stockholders. The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by the stockholders. The holders of Common Stock are entitled to receive ratable dividends, when, as and if declared by the Board of Directors from funds legally available therefor, subject to the dividend preferences of the holders of Preferred Stock, if any. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each series of Preferred Stock, if any, having preference over the Common Stock. Holders of Common Stock have no preemptive rights, no cumulative voting rights and no rights to convert their Common Stock into any other securities. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of any series of Preferred Stock which the Company may issue in the future. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of this Offering will be, fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors is authorized, without any further vote or action by the Company's stockholders, to issue up to 5,000,000 shares of Preferred Stock, in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series. The issuance of Preferred Stock could adversely affect, among other things, the rights of existing stockholders or could delay or prevent a change in control of the Company without further action by the stockholders. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock, and the satisfaction of any dividend preferences of any outstanding Preferred Stock would reduce the amount of funds available for the payment of dividends on Common Stock. Holders of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of the Company before any payment is made to the holders of Common Stock. The issuance of Preferred Stock by the Board of Directors could also have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, discouraging or preventing a change in control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

DELAWARE LAW

     Following the consummation of the Offering, the Company will be subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of a corporation's outstanding voting stock. This provision may have the effect of discouraging, delaying or preventing a change in control of the Company without further action by the stockholders.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

     Provisions of the Company's Certificate and Bylaws may make more difficult the acquisition of control of the Company by various means, such as a tender offer, open market purchases not approved by the Company's Board of Directors, a proxy contest or otherwise and could thereby deprive the stockholders of opportunities to realize a premium on their Common Stock. In addition, they may adversely affect the prevailing market price of the stock. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors of the Company and in the policies formulated by the Board of Directors and to discourage certain types of transactions, described below, which may involve an actual or threatened change in control of the Company. The provisions are also intended to discourage certain tactics that may be used in proxy fights. These provisions also encourage persons seeking to acquire control of the Company to consult first with the Company's Board of Directors to negotiate the terms of any proposed business combination or offer. The provisions are designed to reduce the vulnerability of the Company to an unsolicited proposal for a takeover that does not contemplate the acquisition of all outstanding shares of the Company or that is otherwise unfair to stockholders of the Company. The Board of Directors believes that, as a general rule, such takeover proposals would not be in the best interests of the Company and its stockholders. See "Risk
Factors -- Potential Anti-Takeover Effects of Certificate of Incorporation, Bylaws and Delaware Law; Effect of Unissued Preferred Stock."

     Directors; Classified Board; Removal; Filling Vacancies and Amendment. The Certificate provides that the number of directors will be fixed from time to time by resolution adopted by a majority of the directors then in office, but shall not consist of less than five, nor more than nine, directors. The Certificate provides for the Board of Directors to be divided into three classes, with each class to be as nearly equal in number of directors as possible. Further, subject to the rights of the holders of any series of Preferred Stock then outstanding, the Certificate authorizes only the Board of Directors to fill vacancies, including newly created directorships. Accordingly, this provision could prevent a stockholder from obtaining majority representation on the Board of Directors by enlarging the Board of Directors and filling the new directorships with its own nominees. The Certificate also provides that directors of the Company may be removed by stockholders only for cause and only by the affirmative vote of holders of two-thirds of the outstanding shares of voting stock.

     Special Stockholder Meetings. The Certificate provides that special meetings of the stockholders, for any purpose or purposes, unless required by law, shall be called by the President or Secretary pursuant to a request in writing of the President, a majority of the entire Board of Directors or stockholders owning not less than 40% of the entire voting stock of the Company then issued and outstanding. A special meeting may not be held absent such a written request. The request shall state the purpose or purposes of the proposed meeting. Such limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate action that is opposed by the Board of Directors. Such action on the part of stockholders could include the removal of an incumbent director, the election of a stockholder nominee as a director or the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the Board of Directors with respect to unsolicited takeover bids. The limited ability of the stockholders to call a special meeting of stockholders may make it more difficult to change the existing Board of Directors and management.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Certificate establishes an advance notice procedure for the nomination, other than by or at the discretion of the Board of Directors or a committee thereof, of candidates for election as directors as well as for other stockholder proposals to be considered at special or annual stockholders' meetings. Notice of stockholder proposals and director nominations must be timely given in writing to the Secretary of the Company prior to the meeting at which the matters are to be acted upon or the directors are to be elected. To be timely, notice must be received in general at the principal offices of the Company not less than 60 days nor more than 90 days prior to the meeting of stockholders. The purpose of requiring advance notice is to afford the Board of Directors an opportunity to consider the qualifications of the proposed nominees or the merits of other stockholder proposals and, to the extent deemed necessary or desirable by the Board of Directors, to inform stockholders about those matters.

     Amendment of Certain Provisions of the Certificate. The Certificate generally requires the affirmative vote of the holders of at least two-thirds of the outstanding voting stock in order to amend any provisions of the Certificate concerning (i) the removal or appointment of directors, (ii) the authority of stockholders to act by written consent, (iii) the required vote to amend the Certificate, (iv) calling a special meeting of stockholders, (v) the procedure and content of stockholder proposals concerning business to be conducted at a meeting of stockholders, and (vi) director nominations by stockholders. These voting requirements will make it more difficult for minority stockholders to make changes in the Certificate that could be designed to facilitate the exercise of control over the Company. On the other hand, the requirement for approval by at least a two-thirds stockholder vote will enable the holders of a minority of the voting stock of the Company to prevent the holders of a majority or more of such securities from amending such provisions of the Certificate. Following the completion of the Offering, the Company's present directors and executive officers and their respective affiliates will beneficially own
approximately     % of the outstanding Common Stock, giving them veto power with respect to any stockholder action or approval requiring a two-thirds vote.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is U.S. Stock Transfer Corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon consummation of the Offering, the Company will have        shares of
Common Stock outstanding (       if the Underwriters' over-allotment option is
exercised in full). All of the shares sold in this Offering will be freely tradeable without restriction or registration under the Securities Act, except for any shares held by an "affiliate" of the Company as defined in the Securities Act (in general, a person who has a control relationship with the Company). All of the remaining 3,012,035 shares are deemed to be "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act ("Restricted Shares"). Restricted Shares may not be sold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, including an exemption under Rule 144 or Rule 144A. Upon completion of the Offering, the resale of all of such remaining shares will be exempt from registration pursuant to Rule 144, subject to the volume limitations, lock-up prohibitions and certain other restrictions discussed below.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has beneficially owned for at least one year (including the holding period of any immediate prior owner, except an affiliate) shares of Common Stock that have not been registered under the Securities Act or that were acquired from an "affiliate" of the Company (in a transaction or chain of transactions not involving a public offering) is entitled to sell in broker's transactions or to market makers, within any three month period commencing 90 days after the date of effectiveness of the Registration Statement of which this Prospectus is a part, a number of shares of Common Stock which does not exceed the greater of (i) 1% of the number of shares
of Common Stock then outstanding (approximately           shares immediately
after this Offering, assuming the Underwriters do not exercise the over-allotment option), or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the sale. Sales under Rule 144 are generally subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during a 90 day period preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any immediate prior owner, except an affiliate) is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     The Commission has recently proposed revisions to the holding periods and volume limitations contained in Rule 144. The adoption of amendments effecting such proposed revisions may result in resales of restricted securities sooner than would be the case under Rules 144 and 144(k) as currently amended and in effect. There can, however, be no assurance of when, if ever, such amendments will be proposed or adopted.

     The Company and its directors and executive officers have agreed that for a period of 180 days from the date of this Prospectus that they will not, without the prior written consent of EVEREN Securities, Inc., directly or indirectly offer for sale, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, subject to certain exceptions.

     The Company intends to register, on or before March 31, 1998, the 303,000 shares of Common Stock that are reserved for issuance under the 1997 Plan. As of October 21, 1997, options to purchase 91,500 shares were outstanding thereunder. Once registered, shares issued upon exercise of options will be generally eligible for immediate resale in the public market, subject to vesting under the applicable option agreements.

     The Company is unable to estimate the number of shares of the Company's Common Stock that will be sold under Rule 144 or under the planned registration statement since such sales will depend in part on the market price for the Common Stock, the personal circumstances of the sellers and other factors not susceptible of being known in advance.

     Prior to this Offering, there has been no public market for the Common Stock, and any sale of substantial amounts of restricted shares in the open market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock offered hereby.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the Underwriting Agreement, the syndicate of underwriters named below (the "Underwriters"), for whom EVEREN Securities, Inc. is acting as Representative (the "Representative"), have severally agreed, to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

                                                                                  NUMBER
                                   UNDERWRITER                                  OF SHARES
    --------------------------------------------------------------------------  ----------
    EVEREN Securities, Inc....................................................

                                                                                 ---------
              Total...........................................................
                                                                                 =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to purchase all of the shares of Common Stock offered hereby (other than the shares of Common Stock covered by the over-allotment option described below) if any are purchased.

     The Company and the Selling Stockholders have been advised by the Underwriters that they propose to offer the Common Stock to the public initially at the price set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price, less a concession not
in excess of $     per share of Common Stock. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of $     per share of
Common Stock to certain other dealers. After the initial public Offering, the price to the public, the concession and the discount to dealers may be changed. The Representative has informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

     The Offering of the Common Stock is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the Common Stock.

     The Company and the Selling Stockholders have granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus, to
purchase up to an aggregate of        additional shares of Common Stock at the
initial price to public, less the underwriting discounts and commissions, solely to cover over-allotments. To the extent that the Underwriters exercise such option, each Underwriter may be committed, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such Underwriter's initial commitment pursuant to the Underwriting Agreement.

     In the Underwriting Agreement, the Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     The initial price to the public for the Common Stock offered hereby was determined by negotiation between the Company and the Representative. The factors considered in determining the initial price to the public included the history of and the prospects for the industry in which the Company competes, the ability of the Company's management, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the general condition of the securities markets at the time of this Offering and the recent market prices of securities of generally comparable companies.

     Prior to this Offering, there has been no established trading market for the Common Stock. There can be no assurance as to the liquidity of any market that may develop for the Common Stock or the ability of holders to sell their Common Stock; nor can there by any assurance that the price at which holders are able to sell their Common Stock will not be lower than the price at which the Common Stock is sold to the public by the Underwriters.

     Subject to certain exceptions, the Company, the executive officers and directors of the Company (which include the Selling Stockholders) each have agreed that they will not, without the prior written consent of EVEREN Securities, Inc., offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for such Common Stock or in any other manner transfer all or a portion of the economic consequences associated with the ownership of any such Common Stock for a period of 180 days from the date of this Prospectus.

     In connection with the Offering, the Representative and certain Underwriters and selling group members and their respective affiliates may, in accordance with Regulation M under the Securities Act of 1934 (the "Exchange Act"), engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and other transactions that stabilize, maintain or otherwise affect the market price for the Common Stock. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position, in which case the Underwriters may engage in a syndicate covering transaction or may exercise the Underwriters' over-allotment option described above. Syndicate covering transactions involve the purchase of Common Stock in the open market following completion of the offering to cover all or a portion of a syndicate short position. Penalty bids permit the Representative, on behalf of the Underwriters, to reclaim a selling concession from a syndicate member when Common Stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified minimum and prevent or retard a decline in the market price of the Common Stock. Any of the transactions described in this paragraph may cause the price of Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     The Company will apply to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "SPTK."

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Brobeck, Phleger & Harrison LLP, Newport Beach, California. Certain legal matters relating to this Offering will be passed upon for the Underwriters by Riordan & McKinzie, a Professional Law Corporation, Los Angeles, California.

                                    EXPERTS

     The financial statements at December 31, 1995 and 1996 and for the three years ended December 31, 1994, 1995 and 1996 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the Registration Statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to this Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract of other document referred to are not necessarily complete, and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference. A copy of the Registration Statement, including the exhibits and schedules thereto, may be inspected without charge or copied at the public reference facilities maintained by the Commission in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2551 and Seven World Trade Center, Suite 1300, New York, New York 10048, and copies of all or any part thereof can also be obtained by mail at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Independent Auditors' Report..........................................................  F-2
Balance Sheets as of December 31, 1995 and 1996 and June 30, 1997 (unaudited) and Pro
  Forma June 30, 1997 (unaudited).....................................................  F-3
Statements of Operations for the years ended December 31, 1994, 1995 and 1996 and six months ended June 30, 1996 (unaudited) and June 30, 1997 (unaudited)................  F-4
Statements of Stockholders' Equity for the three years ended December 31, 1994, 1995 and 1996 and six months ended June 30, 1997 (unaudited).............................  F-5
Statements of Cash Flows for the years ended December 31, 1994, 1995 and 1996 and six months ended June 30, 1996 (unaudited) and 1997 (unaudited).........................  F-6
Notes to Financial Statements.........................................................  F-7

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders of Spectratek Technologies, Inc.:

     We have audited the accompanying balance sheets of Spectratek Technologies, Inc. (the "Company"), as of December 31, 1995 and 1996, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Los Angeles, California
October 17, 1997

                         SPECTRATEK TECHNOLOGIES, INC.

                                 BALANCE SHEETS
                DECEMBER 31, 1995 AND 1996 AND JUNE 30, 1997 AND
                            PRO FORMA JUNE 30, 1997

                                     ASSETS

                                                                                         PRO FORMA
                                                                                         (NOTE 13)
                                                                             JUNE 30,     JUNE 30,
                                                     1995         1996         1997         1997
                                                  ----------   ----------   ----------   ----------
                                                                                  (UNAUDITED)
Current Assets (Note 5):
  Cash and cash equivalents.....................  $   97,371   $  461,807   $  871,655   $  871,655
  Accounts receivable, net of allowance for
     doubtful accounts and returns of $119,518,
     $155,047 and $59,266 as of December 31,
     1995 and 1996 and June 30, 1997,
     respectively (Note 9)......................   1,124,275    1,328,809    1,526,381    1,526,381
  Inventory (Note 3)............................   4,080,802    3,957,663    4,059,619    4,059,619
  Prepaid expenses and other current assets
     (Note 9)...................................     109,315       68,805      697,399      643,645
  Deferred tax asset (Note 6)...................     608,425      710,290
                                                  ----------   ----------   ----------   ----------
          Total current assets..................   6,020,188    6,527,374    7,155,054    7,101,300
Furniture, Fixtures and Equipment, Net
  (Notes 4 and 5)...............................   2,273,175    2,021,583    2,026,503    2,026,503
Deposits........................................     230,000      215,529
                                                  ----------   ----------   ----------   ----------
          Total.................................  $8,523,363   $8,764,486   $9,181,557   $9,127,803
                                                  ==========   ==========   ==========   ==========

                               LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable and accrued expenses.........  $1,324,438   $  717,568   $  959,386   $  959,386
  Income taxes payable (Note 6).................      10,971      346,401
  Advances from officers and related entity
     (Note 8)...................................     663,519      672,115
  Current portion of notes payable (Note 5).....     887,663      694,745    1,076,127    1,076,127
                                                  ----------   ----------   ----------   ----------
          Total current liabilities.............   2,886,591    2,430,829    2,035,513    2,035,513
                                                  ----------   ----------   ----------   ----------
Notes Payable (Note 5)..........................     694,745
Deferred Tax Liability (Note 6).................      54,297       91,692
Commitments and Contingencies (Note 7)
Stockholders' Equity (Note 10):
  Preferred stock, no par value, 5,000,000
     shares authorized; no shares issued or
     outstanding
  Common stock, no par value, 15,000,000 shares
     authorized; 3,000,000 and 3,030,000 shares
     issued and outstanding as of December 31,
     1995 and 1996, respectively; 3,030,000
     shares issued and outstanding as of June
     30, 1997 (Pro Forma        shares).........      10,000       10,100       10,100       10,100
  Additional paid-in capital....................                   59,900       59,900    3,059,900
  Retained earnings.............................   4,877,730    6,171,965    7,076,044    4,022,290
                                                  ----------   ----------   ----------   ----------
          Total stockholders' equity............   4,887,730    6,241,965    7,146,044    7,092,290
                                                  ----------   ----------   ----------   ----------
          Total.................................  $8,523,363   $8,764,486   $9,181,557   $9,127,803
                                                  ==========   ==========   ==========   ==========

                See accompanying notes to financial statements.

                         SPECTRATEK TECHNOLOGIES, INC.

                            STATEMENTS OF OPERATIONS
                YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND
                    SIX MONTHS ENDED JUNE 30, 1996 AND 1997

                                                                                 SIX MONTHS ENDED
                                                DECEMBER 31,                         JUNE 30,
                                   --------------------------------------     -----------------------
                                      1994         1995          1996            1996         1997
                                   ----------   -----------   -----------     ----------   ----------
                                                                                    (UNAUDITED)
Sales (Note 9)...................  $9,051,642    10,320,300   $12,003,415     $5,451,622   $7,621,798
Cost of Goods Sold...............   5,243,047     5,573,395     7,114,595      3,231,254    4,525,034
                                   ----------   -----------   -----------     ----------   ----------
Gross Profit.....................   3,808,595     4,746,905     4,888,820      2,220,368    3,096,764
                                   ----------   -----------   -----------     ----------   ----------
Selling, General and
  Administrative Expense (Note
  9)*............................   1,531,474     1,779,941     2,142,186        893,070    1,315,662
Research and Development
  Expense........................     576,000       570,474       504,000        255,000      172,000
                                   ----------   -----------   -----------     ----------   ----------
Income from Operations...........   1,701,121     2,396,490     2,242,634      1,072,298    1,609,102
Interest Expense (Notes 5 and
  8).............................      34,266        68,181       156,900         78,450       55,044
Other Income (Expense)...........     136,899        67,558        59,459         66,155      (6,850)
                                   ----------   -----------   -----------     ----------   ----------
Income Before Provision for
  Income Taxes...................   1,803,754     2,395,867     2,145,193      1,060,003    1,547,208
Provision for Income Taxes (Note
  6).............................     790,991     1,021,439       850,958        420,556      643,129
                                   ----------   -----------   -----------     ----------   ----------
Net Income.......................  $1,012,763   $ 1,374,428   $ 1,294,235     $  639,447   $  904,079
                                   ==========   ===========   ===========     ==========   ==========
Net Income per Common and Common
  Equivalent Share...............  $     0.33   $      0.45   $      0.42     $     0.21
                                   ==========   ===========   ===========     ==========
Weighted Average Common and
  Common Equivalent Shares.......   3,048,273     3,048,273     3,049,636      3,048,273
                                   ==========   ===========   ===========     ==========
Proforma Net Income Data
  (Unaudited)
  Income before income taxes, as
  reported.......................                                                          $1,547,208
Proforma Provision for Income
  Taxes..........................
                                                                                              696,883
                                                                                           ----------
Proforma Net Income..............                                                          $  850,325
                                                                                           ==========
Proforma Net Income per Common
  and Common Equivalent Share....                                                          $
                                                                                           ==========
Proforma Weighted Average Common
  and Common Equivalent Shares
  (Note 2).......................
                                                                                           ==========

---------------

* Net of reimbursed expenses by a related party of $119,045 and $632,663 for the years ended December 31, 1995 and 1996, respectively, and $357,585 and $262,918 for the six months ended June 30, 1996 and 1997, respectively.

                See accompanying notes to financial statements.

                         SPECTRATEK TECHNOLOGIES, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
             THREE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND
                         SIX MONTHS ENDED JUNE 30, 1997

                                               COMMON STOCK       ADDITIONAL
                                            -------------------     PAID-IN      RETAINED
                                             SHARES     AMOUNT      CAPITAL      EARNINGS      TOTAL
                                            ---------   -------   -----------   ----------   ----------
Balance at January 1, 1994................  3,000,000   $10,000                 $2,490,539   $2,500,539
  Net income..............................                                       1,012,763    1,012,763
                                            ---------   -------     -------     ----------   ----------
Balance at December 31, 1994..............  3,000,000    10,000                  3,503,302    3,513,302
  Net income..............................                                       1,374,428    1,374,428
                                            ---------   -------     -------     ----------   ----------
Balance at December 31, 1995..............  3,000,000    10,000                  4,877,730    4,887,730
  Issuance of common stock................     30,000       100     $59,900                      60,000
  Net income..............................                                       1,294,235    1,294,235
                                            ---------   -------     -------     ----------   ----------
Balance at December 31, 1996..............  3,030,000    10,100      59,900      6,171,965    6,241,965
  Net income (Unaudited)..................                                         904,079      904,079
                                            ---------   -------     -------     ----------   ----------
Balance at June 30, 1997 (Unaudited)......  3,030,000   $10,100     $59,900     $7,076,044   $7,146,044
                                            =========   =======     =======     ==========   ==========

                See accompanying notes to financial statements.

                         SPECTRATEK TECHNOLOGIES, INC.

                            STATEMENTS OF CASH FLOWS
                YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND
                    SIX MONTHS ENDED JUNE 30, 1996 AND 1997

                                                                                                       SIX MONTHS ENDED
                                                                        DECEMBER 31,                       JUNE 30,
                                                            ------------------------------------     ---------------------
                                                               1994         1995         1996          1996        1997
                                                            ----------   ----------   ----------     ---------   ---------
                                                                                                          (UNAUDITED)
Cash Flows from Operating Activities:
  Net income..............................................  $1,012,763   $1,374,428   $1,294,235     $ 639,447   $ 904,079
  Adjustments to reconcile net income to net cash used in
    operating activities:
    Depreciation and amortization.........................     107,171      164,762      309,969       163,017     199,206
    Loss on disposal of assets............................                                44,271                     2,860
    Issuance of common stock for services rendered........                                60,000
    Provision for deferred income taxes...................    (121,280)    (200,868)     (64,470)      315,715     618,598
    Provision for doubtful accounts and returns...........      65,964       85,207      155,047        91,754      19,114
  Changes in operating assets and liabilities:
    Accounts receivable...................................    (130,250)    (244,232)    (359,581)      (82,676)   (216,686)
    Inventory.............................................    (392,785)  (1,767,133)     123,139      (464,871)   (101,956)
    Prepaid expenses and other current assets.............    (190,508)     113,849       40,510       (46,741)   (413,065)
    Deposits..............................................     (36,400)     (93,600)      14,471         5,971
    Accounts payable and accrued expenses.................     103,442      551,580     (606,870)     (471,206)    241,818
    Income taxes payable..................................    (254,353)      10,971      335,430       (10,971)   (346,401)
                                                            ----------   ----------   ----------      --------   ----------
        Net cash provided by (used in) operating
          activities......................................     163,764       (5,036)   1,346,151       139,439     907,567
                                                            ----------   ----------   ----------      --------   ----------

Cash Flows from Investing Activities:
  Capital expenditures....................................    (403,547)    (633,970)    (102,648)      (77,915)   (206,986)
                                                            ----------   ----------   ----------      --------   ----------

Cash Flows from Financing Activities:
  Net proceeds from (repayments of) line-of-credit........          --      250,000     (250,000)      249,286   1,076,127
  Proceeds from issuance of notes payable.................                  500,000
  Repayments of notes payable.............................                  (16,667)    (631,588)     (300,389)   (694,745)
  Advances from (payments to) officers and related
    entity................................................      (4,087)     (66,327)       8,596         2,015    (672,115)
  Repayment of capital lease obligations..................      (4,997)      (5,867)      (6,075)
                                                            ----------   ----------   ----------      --------   ----------
        Net cash provided by (used in) financing
          activities......................................      (9,084)     661,139     (879,067)      (49,088)   (290,733)
                                                            ----------   ----------   ----------      --------   ----------

Net Increase (Decrease) in Cash...........................    (248,867)      22,133      364,436        12,436     409,848

Cash, Beginning of Period.................................     324,105       75,238       97,371        97,371     461,807
                                                            ----------   ----------   ----------      --------   ----------

Cash, End of Period.......................................  $   75,238   $   97,371   $  461,807     $ 109,807   $ 871,655
                                                            ==========   ==========   ==========      ========   ==========

Supplemental Disclosures of Cash Flow Information --
  Cash paid for:
    Interest..............................................  $   34,266   $   47,526   $  201,986     $  35,696   $ 174,146
    Income taxes..........................................     939,754    1,077,552      580,000       200,000     565,000

Supplemental Disclosure of Noncash Investing and Financing Activities:

    During 1995, the Company recorded $843,000 in notes payable and $250,000 of advances from officers in connection with the purchase of equipment of $1,093,000.

    During 1995, a $100,000 advance from officer was recorded in connection with the payment of a deposit on the Company's operating facility.

                See accompanying notes to financial statements.

                         SPECTRATEK TECHNOLOGIES, INC.

                         NOTES TO FINANCIAL STATEMENTS
         YEAR ENDED DECEMBER 31, 1994, 1995 AND 1996 AND THE UNAUDITED
                    SIX MONTHS ENDED JUNE 30, 1996 AND 1997

 1. ORGANIZATION

     Spectratek (the "Company") was incorporated in the State of California in October 1980, changed its name to Spectral Holding Corporation in May 1993 and to Spectratek Technologies, Inc. in June 1997. The Company will be reincorporated in Delaware in November 1997. The Company is a manufacturer of microreplicated holographic films that are used in a wide range of value-added applications in consumer products packaging materials and industrial products. Sales are made to domestic and foreign companies.

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Inventory -- Inventory is stated at standard cost, which approximates the lower of weighted average cost or market.

     Furniture, Fixtures and Equipment -- Furniture, fixtures and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

     Revenue Recognition -- Revenue is recognized when the product is shipped. An allowance is recorded for estimated sales returns at the time of shipment.

     The allowance for doubtful accounts and returns consists of the following:

                                                                                SIX MONTHS ENDED
                                                                                    JUNE 30,
                                                                               -------------------
                                                1994       1995       1996       1996       1997
                                               -------   --------   --------   --------   --------
Balance, January 1...........................  $    --   $ 65,964   $119,518   $119,518   $155,047
Provision for doubtful accounts and
  returns....................................   65,964     85,207    155,047     91,754     19,114
Actual write-offs............................              31,653    119,518     56,496    114,895
                                               --------  --------   --------   --------   --------
Ending balance...............................  $65,964   $119,518   $155,047   $154,776   $ 59,266
                                               ========  ========   ========   ========   ========

     Major Customers and International Sales -- The Company had sales to a single customer which represented 6%, 13% and 10% of total sales for the years ended December 31, 1994, 1995 and 1996, respectively. During the six month periods ended June 30, 1996 and 1997, sales to a single customer were 14% and 19% of total sales, respectively. International product sales represented 23%, 36% and 44% of net sales for the years end December 31, 1994, 1995 and 1996, respectively. During the six month periods ended June 30, 1996 and 1997, international product sales were 42% and 39% of net sales, respectively.

     Research and Development Costs -- Research and Development Costs related to the designing, developing and testing of new holographic equipment and patterns are charged to expense as incurred.

     Income Taxes -- Deferred income tax assets and liabilities are computed annually for differences between the financial statement and income tax bases of assets and liabilities. Such deferred income tax asset and liability computations are based on enacted tax law and rates applicable in periods in which the differences are expected to reverse. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that the amount will not be realized. Income tax expense is the tax payable or refundable for the period and the effect of any changes in deferred income tax assets and liabilities during the period.

     On January 1, 1997, the Company elected to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986, as amended, and comparable State laws through the effective date of the proposed initial public offering (the "Termination Date"). Under those provisions the Company does not pay federal or state corporate income taxes on the Company's taxable income from January 1, 1997 until the

                         SPECTRATEK TECHNOLOGIES, INC.

         YEAR ENDED DECEMBER 31, 1994, 1995 AND 1996 AND THE UNAUDITED
                    SIX MONTHS ENDED JUNE 30, 1996 AND 1997

Termination Date. Instead, the stockholders are liable for federal and state income taxes on the Company's taxable income.

     The State of California has adopted the provisions of the S Corporation election; however, there is a 1.5% franchise tax charged at the corporate level.

     Net Income Per Common and Common Equivalent Share -- Net income per common and common equivalent share has been determined by dividing net income by the weighted average common and common equivalent shares outstanding during the period. Options issued at prices below the expected offering price in the twelve months prior to the initial public offering have been included in the calculation of weighted average common and common equivalent shares as if outstanding for all periods presented using the treasury stock method.

     Unaudited Pro Forma Net Income Per Share -- Unaudited Pro forma net income per share is based on the weighted average number of shares of common stock outstanding and dilutive common equivalent shares from stock options (using the treasury stock method). The shares outstanding for all periods give effect to
the stock split described in Note 12 as well as      shares deemed to be
outstanding, which represent the approximate number of shares deemed to be sold
by the Company (at an assumed initial public offering price of $          per
share) to fund an S corporation distribution from January 1, 1997 to the Termination Date (which is estimated to be $3.0 million at September 30, 1997), which will be paid from the proceeds of the offering. Common and common equivalent shares issued during the 12-month period prior to the proposed offering have been included in the calculation using the treasury stock method as if they were outstanding for all periods presented.

     Fair Values of Financial Instruments -- The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, advances from officers, and notes payable. The carrying values of all financial instruments, other than advances from officers and notes payable, are representative of their fair values due to their short-term maturities. The carrying value of the Company's notes payable is considered to approximate its fair value due to the variable interest rate of this instrument. Fair values of advances from officers are not determinable due to their related party nature.

     Concentration of Credit Risk -- Financial instruments that subject the Company to credit risk consist primarily of accounts receivable. Concentration of credit risk with respect to accounts receivable are generally diversified due to the large number of entities composing the Company's customer base and their geographic dispersion. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses. Approximately 22%, 24% and 17% of net revenues for the years ended December 31, 1994, 1995 and 1996, respectively, were derived from sales of products to the Company's three largest customers. During the six month periods ending June 30, 1996 and 1997, approximately 25% and 30% of net revenues were derived from sales of products to the Company's three largest customers.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Impairment of Long-Lived Assets -- The Company regularly reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be

                         SPECTRATEK TECHNOLOGIES, INC.

         YEAR ENDED DECEMBER 31, 1994, 1995 AND 1996 AND THE UNAUDITED
                    SIX MONTHS ENDED JUNE 30, 1996 AND 1997

recoverable. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company recognizes an impairment loss. As of December 31, 1994, 1995 and 1996, no impairment was identified.

     Unaudited Interim Financial Statements -- In the opinion of management, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and included all adjustments consisting of only normal recurring adjustments necessary for a fair presentation of financial position and results of operations for such dates and periods.

     Accounting Standards -- In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") SFAS No. 123, "Accounting for Stock-Based Compensation" which defines a fair value based method of accounting for stock-based employee compensation plans. Under SFAS No. 123, companies are encouraged, but are not required, to adopt the fair value method for fiscal years beginning after December 15, 1995 for all employee awards granted after the beginning of such year. Companies are permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), but must disclose in a note to the financial statements pro forma net income and earnings per share as if SFAS No. 123 had been applied. The Company has determined that it will not adopt the fair value method but will continue to account for stock-based compensation under APB No. 25. The required disclosures related to SFAS No. 123 are presented in Note 10.

     In February 1997, the FASB issued SFAS No. 128, "Earnings per Share" ("EPS") which supersedes Accounting Principles Board Opinion No. 15 "Earnings per Share" ("APB No. 15") and replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and provides guidance on other computational changes. SFAS No. 128 is effective for financial statements for both interim and annual periods ending after December 15, 1997. Earlier application is not permitted. The Company does not expect EPS under SFAS No. 128 to be materially different from EPS calculated under APB No. 15.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company does not expect the impact of SFAS No. 130 to be material in relation to its financial statements.

     In June 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." SFAS No. 131 established standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosure about products and services, geographic areas and major customers. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. The Company does not expect the impact of SFAS No. 131 to be material in relation to its financial statements.

                         SPECTRATEK TECHNOLOGIES, INC.

         YEAR ENDED DECEMBER 31, 1994, 1995 AND 1996 AND THE UNAUDITED
                    SIX MONTHS ENDED JUNE 30, 1996 AND 1997

 3. INVENTORY

     Inventory consists of the following components at December 31, 1995 and 1996 and at June 30, 1997:

                                                       DECEMBER 31,
                                                 -------------------------      JUNE 30,
                                                    1995           1996           1997
                                                 ----------     ----------     -----------
                                                                               (UNAUDITED)
        Raw materials..........................  $1,136,067     $  896,368     $   981,868
        Finished goods.........................   2,944,735      3,061,295       3,077,751
                                                 ----------     ----------      ----------
                                                 $4,080,802     $3,957,663     $ 4,059,619
                                                 ==========     ==========      ==========

 4. FURNITURE, FIXTURES AND EQUIPMENT

     Furniture, fixtures and equipment consist of the following at December 31, 1995 and 1996 and at June 30, 1997:

                                                       DECEMBER 31,
                                                 -------------------------      JUNE 30,
                                                    1995           1996           1997
                                                 ----------     ----------     -----------
                                                                               (UNAUDITED)
        Furniture and fixtures.................  $   54,592     $   64,703     $    74,312
        Equipment..............................   2,609,938      2,600,025       2,788,027
        Leasehold improvements.................      90,463        127,420         132,934
                                                 ----------     ----------      ----------
                                                  2,754,993      2,792,148       2,995,273
        Less accumulated depreciation and
          amortization.........................     481,818        770,565         968,770
                                                 ----------     ----------      ----------
        Furniture, fixtures and equipment,
          net..................................  $2,273,175     $2,021,583     $ 2,026,503
                                                 ==========     ==========      ==========

 5. NOTES PAYABLE

     Notes payable consist of the following at December 31, 1995 and 1996 and at June 30, 1997:

                                                       DECEMBER 31,
                                                  -----------------------      JUNE 30,
                                                     1995          1996          1997
                                                  ----------     --------     ----------
                                                                              (UNAUDITED)
        Line-of-credit agreement for $3,500,000
          bearing interest at the bank's base
          rate plus .75% per annum (9.25% at
          June 30, 1997), which is subject to
          change from time to time, payable
          monthly. All unpaid principal and
          interest is due April 1, 1998
          (see Note 11).........................                              $1,076,127
        Line-of-credit agreement for $500,000
          bearing interest at the prime rate
          plus 1% per annum (9.5% at December
          31, 1995), which is subject to change
          from time to time.....................  $  250,000

                         SPECTRATEK TECHNOLOGIES, INC.

         YEAR ENDED DECEMBER 31, 1994, 1995 AND 1996 AND THE UNAUDITED
                    SIX MONTHS ENDED JUNE 30, 1996 AND 1997

                                                       DECEMBER 31,
                                                  -----------------------      JUNE 30,
                                                     1995          1996          1997
                                                  ----------     --------     ----------
                                                                              (UNAUDITED)
        Note payable to bank bears interest at
          the prime rate plus 1% per annum
          (9.25% at December 31, 1996), which is
          subject to change from time to time,
          payable on a monthly basis. The note
          requires monthly principal payments of
          $8,333 with the unpaid balance due
          February 28, 1997. The note is secured
          by substantially all the assets of the
          Company...............................     483,333     $351,745
        Note payable bearing interest at 7.91%
          per annum. The note requires various
          principal payments along with accrued
          interest throughout a period of two
          years upon delivery of equipment
          (August 1995). The note is secured by
          the metallizer........................     843,000      343,000
                                                  ----------     --------     ----------
        Total notes payable.....................   1,576,333      694,745      1,076,127
        Capital lease obligations...............       6,075
                                                  ----------     --------     ----------
        Total notes payable and capital lease
          obligations...........................   1,582,408      694,745      1,076,127
        Less current portion....................     887,663      694,745      1,076,127
                                                  ----------     --------     ----------
        Long term portion of notes payable......  $  694,745     $     --     $       --
                                                  ==========     ========     ==========

     The Company leases certain equipment under capital leases. Included in furniture, fixtures and equipment are capitalized leases with a cost of $17,434 and accumulated depreciation of $14,529 as of December 31, 1995.

     The weighted average interest rate on the line of credit agreements during the years ended December 31, 1995 and 1996 and the six month period ended June 30, 1997 was 9.5%, 9.25% and 9.25%, respectively.

     In March 1997, the Company entered into a line of credit agreement for $3.5 million, see Note 11 for description of terms.

 6. INCOME TAXES

     The provision for income taxes consists of the following:

                                                      1994          1995          1996
                                                    --------     ----------     --------
        Current:
          Federal...............................    $716,468     $  983,522     $771,704
          State.................................     195,803        238,785      143,724
        Deferred:
          Federal...............................     (94,528)      (158,529)     (41,348)
          State.................................     (26,752)       (42,339)     (23,122)
                                                    --------     ----------     --------
        Provision for income taxes..............    $790,991     $1,021,439     $850,958
                                                    ========     ==========     ========

                         SPECTRATEK TECHNOLOGIES, INC.

         YEAR ENDED DECEMBER 31, 1994, 1995 AND 1996 AND THE UNAUDITED
                    SIX MONTHS ENDED JUNE 30, 1996 AND 1997

     A reconciliation of the provision for income taxes at the federal statutory rate to the provision recorded in the accompanying financial statements is as follows:

                                                                 1994     1995     1996
                                                                 ----     ----     ----
        Statutory federal rate...............................    35.0%    35.0%    35.0%
        State income taxes, net of federal income tax
          benefit............................................     7.9      6.4      4.5
        Miscellaneous........................................     0.9      1.2      0.1
                                                                 ----     ----     ----
        Effective tax rates..................................    43.8%    42.6%    39.6%
                                                                 ====     ====     ====

     The components of deferred tax assets (liabilities) are as follows:

                                                                   1995         1996
                                                                 --------     --------
        Current:
          Uniform capitalization...............................  $ 26,045     $ 29,351
          Accrued vacation.....................................    12,916       15,692
          Allowance for bad debt...............................    51,751       67,135
          Inventory reserve....................................   432,168      558,697
          Deferred salaries....................................    42,095       42,095
          State taxes..........................................    43,450       (2,680)
                                                                 --------     --------
             Total current.....................................   608,425      710,290
                                                                 --------     --------
        Non-current:
          State taxes..........................................     4,277        7,223
          Depreciation.........................................   (58,574)     (98,915)
                                                                 --------     --------
             Total non-current.................................   (54,297)     (91,692)
                                                                 --------     --------
                  Total........................................  $554,128     $618,598
                                                                 ========     ========

 7. COMMITMENTS AND CONTINGENCIES

     The Company is the lessee under noncancelable operating leases for buildings that expire on various dates through 2003. The Company is also a lessee under operating leases for certain equipment whose terms are generally month to month. Future minimum rental payments under such leases as of December 31, 1996 are summarized as follows (see Note 11):

                                   YEAR ENDING
                                  DECEMBER 31,
                                  -------------
                  1997...........................................  $  541,875
                  1998...........................................     655,000
                  1999...........................................     657,000
                  2000...........................................     657,000
                  2001...........................................     657,000
                  Thereafter.....................................     660,750
                                                                   ----------
                                                                   $3,828,625
                                                                    =========

     Total rental expense for operating leases amounted to $259,589, $516,874 and $522,870 for the years ended December 31, 1994, 1995 and 1996, respectively. Total rental expense for operating leases amounted to $280,642 and $243,702 for the six months ended June 30, 1996 and 1997, respectively.

                         SPECTRATEK TECHNOLOGIES, INC.

         YEAR ENDED DECEMBER 31, 1994, 1995 AND 1996 AND THE UNAUDITED
                    SIX MONTHS ENDED JUNE 30, 1996 AND 1997

 8. ADVANCES FROM OFFICERS AND RELATED ENTITY

     Advances from officers and related entity bear interest at various rates ranging from 7 to 11% per annum. Advances from officers and related entity were $597,218 and $544,718 as of December 31, 1995 and 1996, respectively. Interest payable related to advances from officers and related entity was $66,301 and $127,397 as of December 31, 1995 and 1996, respectively. The related entity is FosterCo, Inc. ("FosterCo"), a corporate entity owned by two stockholders and officers of the Company. All amounts outstanding as of December 31, 1996 were paid prior to June 30, 1997.

 9. RELATED PARTY TRANSACTIONS

     FosterCo is a corporate entity owned 50% by Terrence Conway and 50% by Michael Foster, directors, stockholders and officers of the Company. The Upper Deck Co. ("Upper Deck") is a customer of the company. Cyberwerks Interactive, L.L.C. ("Cyberwerks LLC") is a joint venture 50% owned by FosterCo and 50% owned by Upper Deck.

     Since August 1995, the Company has subleased space at each of its two facilities to Cyberwerks LLC which includes a portion of the Company's headquarters facility and of its research and manufacturing facility, both in Los Angeles, California. In addition to space, Cyberwerks LLC also shares certain common services at these facilities including personnel, administrative and management services, for which it reimburses the Company on a pro rata basis. Expenses reimbursed by Cyberwerks LLC amounted to approximately $119,045 and $632,663 in the years ended December 31, 1995 and 1996, respectively and $357,585 and $262,918 for the six months ended June 30, 1996 and 1997 (unaudited), respectively. Included in prepaid expenses and other current assets as of December 31, 1995 is $71,795 due from Cyberwerks LLC. The Company believes that it has been compensated for both the usage of its space and its personnel on terms no less favorable than it would have received in transactions with independent third parties and that the allocation method used is reasonable.

     Upper Deck purchased product from the Company in amounts approximating $666,810, $654,609 and $115,376 in the years ended December 31, 1994, 1995 and
1996, respectively and $79,740 for the six months ending June 30, 1996. Included in accounts receivable as of December 31, 1995 and 1996, respectively, is $4,053 and $35,834 due from Upper Deck. The Company believes that these purchases were made on terms no less favorable than it would have received in transactions with independent third parties.

10. STOCKHOLDERS' EQUITY AND STOCK OPTION PLAN

     During fiscal year 1996, the Company issued 30,000 shares of Common Stock in exchange for $60,000 worth of consulting services. The number of shares issued was based on the estimated fair value of the Company's stock at the time of issuance related to the value of services performed.

     Effective April 1, 1997, the Company adopted the 1997 Stock Incentive Plan ("1997 Plan") under which a total of 303,000 shares of the Company's Common Stock have been reserved. Options are granted at the fair market value of the Company's stock, as determined by the Board of Directors, on the date of grant.

     The 1997 Plan is divided into three separate components: (i) the Discretionary Option Grant Program, under which eligible individuals in the Company's employ or service (including officers, nonemployee directors and consultants) may, in the discretion of the Plan Administrator, be granted options to purchase shares of Common Stock at an exercise price not less than the fair market value of those shares on the grant date, (ii) the Stock Issuance Program, under which the same individuals may, in the discretion of the Plan Administrator, be issued shares of Common Stock directly, through the purchase of such shares at a price not

                         SPECTRATEK TECHNOLOGIES, INC.

         YEAR ENDED DECEMBER 31, 1994, 1995 AND 1996 AND THE UNAUDITED
                    SIX MONTHS ENDED JUNE 30, 1996 AND 1997

less than fair market value of those shares at the time of issuance, or as a bonus awarded for services rendered to the Company, and (iii) the Automatic Option Grant Program under which option grants will automatically be made at periodic intervals to eligible nonemployee directors, which options will enable such directors to purchase shares of Common Stock at an exercise price equal to 100% of the fair market value of those shares on the grant date. The persons eligible to participant in the Discretionary Option Grant and Stock Issuance Programs are Company employees, non-employee directors, and consultants and other independent advisors who provide services to the Company. A person is eligible to participate in the Automatic Option Grant Program if he or she (i) is serving as non-employee director on the date on which the Underwriting Agreement in connection with the Initial Public Offering is executed and the Common Stock offered hereby is priced (the "Underwriting Date") (provided that no initial option will be granted on such date to a director who has previously received a stock option grant form the Company in connection with his or her Board service), (ii) first becomes a non-employee director at any time after the Underwriting Date, whether through appointment by the Board or election by the Company's stockholders, and (iii) continues to serve as a non-employee director at one or more annual meetings of the Company's stockholders held after the Underwriting Date.

     During the six months ended June 30, 1997, options to purchase 84,000 shares of common stock were granted at an exercise price of $16.50.

     Stock option activity for the years are as follows:

                                                                                  WEIGHTED
                                                                                  AVERAGE
                                                                     EXERCISE     EXERCISE
                                                          SHARES      PRICE        PRICE
                                                          ------     --------     --------
        Options outstanding, January 1, 1997............       0          --           --
        Options granted.................................  84,000      $16.50       $16.50
                                                          ------
        Options outstanding, June 30, 1997..............  84,000      $16.50       $16.50
                                                          ======

     The following table summarizes information about stock options outstanding at June 30, 1997:

                                                                        WEIGHTED
                                                         NUMBER          AVERAGE
                                         WEIGHTED      OUTSTANDING      REMAINING         SHARES
                                          AVERAGE          AT          CONTRACTUAL     EXERCISABLE
                     GRANT               EXERCISES      JUNE 30,          LIVES        AT JUNE 30,
                     YEAR                 PRICES          1997           (YEARS)           1997
        -------------------------------  ---------     -----------     -----------     ------------
        1997...........................   $ 16.50         84,000            5                0

     All stock options are granted at the fair market value of the Company's Common Stock at the grant date. The weighted average estimated fair value of the options granted in the six months ended June 30, 1997 was $4.65 per share. The Company applies Accounting Principles Board Opinion No. 25 and the related interpretations in accounting for its stock option plan. Accordingly, no compensation cost for the Company's stock option plan has been recognized in 1997. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates or awards under the plan consistent with SFAS

                         SPECTRATEK TECHNOLOGIES, INC.

         YEAR ENDED DECEMBER 31, 1994, 1995 AND 1996 AND THE UNAUDITED
                    SIX MONTHS ENDED JUNE 30, 1996 AND 1997

Statement No. 123, "Accounting for Stock Based Compensation," the Company's net income for the six months ended June 30, 1997 would have been reduced to the pro forma amounts indicated below:

                                                                       SIX MONTHS ENDED
                                                                        JUNE 30, 1997
                                                                       ----------------
                                                                         (UNAUDITED)
        Net income:
          As reported................................................      $904,079
          Pro forma..................................................      $875,905
        Net income per share:
          As reported................................................      $
          Pro forma..................................................      $

     The fair market value of options granted under the stock option plan during six months ended 1997 was determined using the minimum value method as prescribed by SFAS 123 utilizing the following weighted-average assumptions:

                                                                       SIX MONTHS ENDED
                                                                        JUNE 30, 1997
                                                                       ----------------
                                                                         (UNAUDITED)
        Expected volatility..........................................       0%
        Dividend yield...............................................       --
        Risk-free interest rate......................................      6.73
        Expected life................................................     5 years

     In October 1997, the Company granted options to purchase 7,500 shares of Common Stock at an exercise price of $19.25.

11. SUBSEQUENT EVENTS

     S Corporation Election -- On January 1, 1997, the Company elected to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986, as amended, and comparable State laws through the Termination Date. Under those provisions the Company does not pay federal or state corporate income taxes on the Company's taxable income from January 1, 1997 until the Termination Date. Instead, the stockholders are liable for federal and state income taxes on the Company's taxable income.

     The State of California has adopted the provisions of the S Corporation election; however, there is a 1.5% franchise tax charged at the corporate level.

     Line of Credit Agreement -- In March 1997, the Company entered into a line of credit agreement with a bank for $3.5 million which is guaranteed personally by four of the officers of the Company. The Company drew on this line of credit to pay off all outstanding debt at that time, and to pay the balance of the outstanding advances from officers. The line of credit bears interest at the bank's base rate plus 0.75%. All unpaid principal and interest is due April 1, 1998. The line of credit agreement is secured by the assets of the Company. Under the terms of the agreement, the Company is required to meet certain financial covenants, as defined. These include covenants related to current ratio, tangible net worth, total liabilities to tangible net worth, net profit, and net profit after tax. The Company failed to comply with the net profit after tax covenant contained in the line-of-credit agreement for the year ended December 31, 1996 and the three month period ended March 31, 1997. In addition, the Company failed to provide the bank within 120 days after year end 1996 audited financial statements. The lender waived compliance with the net profit after tax covenant for the year ended December 31, 1996 and the three month period ended March 31, 1997. The lender waived the receipt of the audited financial statements for the year ending December 31, 1996 until October 31, 1997.

                         SPECTRATEK TECHNOLOGIES, INC.

         YEAR ENDED DECEMBER 31, 1994, 1995 AND 1996 AND THE UNAUDITED
                    SIX MONTHS ENDED JUNE 30, 1996 AND 1997

     S Corporation Dividends -- In October 1997, the Company declared a distribution to its existing shareholders, consisting of promissory notes (the "Stockholder Notes") in the aggregate principal sum estimated to be approximately $3 million. The promissory notes bear interest from the closing date of the Company's initial public offering at 5.5% per annum. Unpaid principal and interest are due April 1, 1998. This amount represents the Company's estimated undistributed retained earnings from January 1, 1997 through the Termination Date of the Company's status as an S corporation. On the Termination Date, the Company will revert to its former status as a C corporation.

     In connection with the initial public offering of its Common Stock, the Company anticipates that it will repay the Stockholder Notes from the proceeds of the offering (see Note 13)

     Operating Lease Agreements -- In September 1997, the Company entered into a new five year lease for space approximating 17,000 square feet in a building located in Los Angeles, California. This new space will replace two separate Los Angeles facilities, aggregating approximately 7,200 square feet, presently used in research and manufacturing. Rent will commence on this new facility on September 1, 1997 at a rate of $12,750 per month. The facilities on Cotner Street are currently rented on a month-to-month basis, and will be vacated upon six months notice. In addition, in July 1997, the Company renegotiated a new lease for the existing premises on Jandy Place which will commence in February 1998 upon expiration of the existing lease and expire in February 2003. The rent under the new lease will be $42,000 per month (see Note 7).

     FosterCo Option Agreement -- In October 1997, the Company acquired an option (the "FosterCo Option") to purchase all of the outstanding capital stock of FosterCo from two stockholders of the Company. Three of the Company's stockholders, who are not stockholders of FosterCo, contributed 17,975 shares of Common Stock to the Company as consideration for the option, which shares were retired in October 1997. The exercise price is equal to the greater of $5,000,000 or 50% of the fair market value, as defined, of FosterCo's outstanding capital stock as of the date of exercise of the option. The FosterCo Option is exercisable during the 12-month period beginning October 1, 2002 and ending on September 30, 2003. The exercise date will be accelerated in the event Cyberwerks LLC files a registration statement on Form S-1 with the Securities and Exchange Commission to register shares of its Common Stock. The option is exercisable in cash, stock of the Company or a combination thereof, at the discretion of the Fairness Committee of the Board of Directors of the Company. The potential effect of the exercise of the FosterCo Option, were it exercisable at June 30, 1997, would not have a material effect on the Company's financial statements.

12. COMMON STOCK SPLIT

     In June 1997, the Company's Board of Directors enacted a 300 for one split of its shares of common stock. All outstanding options to purchase shares of the Company's Common Stock were adjusted accordingly. All references to shares and per share amounts have been restated to reflect the forward stock split.

13. PRO FORMA INFORMATION (UNAUDITED)

     The unaudited pro forma balance sheet has been presented to give pro forma effect to (i) the distribution, which will be made from the proceeds of the Offering of previously undistributed income taxed or taxable to the Company's stockholders (of approximately $3 million as of September 30, 1997); and (ii) the recognition of income tax expense as if the Company were a C Corporation during the six month period ended June 30, 1997.

                         SPECTRATEK TECHNOLOGIES, INC.

         YEAR ENDED DECEMBER 31, 1994, 1995 AND 1996 AND THE UNAUDITED
                    SIX MONTHS ENDED JUNE 30, 1996 AND 1997

     A reconciliation of stockholders' equity is as follows:

                                                        ADDITIONAL
                                             COMMON      PAID-IN       RETAINED
                                              STOCK      CAPITAL       EARNINGS       TOTAL
                                             -------    ----------    ----------    ----------
    Historical balance.....................  $10,100    $   59,900    $7,076,044    $7,146,044
    Effect on net income as if Company were
      a C Corporation during the six month
      period ended June 30, 1997...........                              (53,754)      (53,754)
    Less S Corporation dividend............              3,000,000    (3,000,000)           --
                                             -------    ----------    ----------    ----------
    Pro forma balance......................  $10,100    $3,059,900    $4,022,290    $7,092,290
                                             =======    ==========    ==========    ==========

======================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED HEREIN IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Prior S Corporation Status............   14
Use of Proceeds.......................   15
Dividend Policy.......................   15
Capitalization........................   16
Dilution..............................   17
Selected Financial Data...............   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   20
Business..............................   27
Management............................   37
Certain Transactions..................   43
Principal and Selling Stockholders....   45
Description of Securities.............   46
Shares Eligible for Future Sale.......   49
Underwriting..........................   50
Legal Matters.........................   51
Experts...............................   51
Additional Information................   52
Index to Financial Statements.........  F-1
     UNTIL            , 1997 (25 DAYS AFTER
THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK,
WHETHER OR NOT PARTICIPATING IN THIS
DISTRIBUTION, MAY BE REQUIRED TO DELIVER A
PROSPECTUS. THIS IS IN ADDITION TO THE
OBLIGATION OF DEALERS TO DELIVER A
PROSPECTUS WHEN ACTING AS UNDERWRITERS AND
WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR
SUBSCRIPTIONS.

======================================================
======================================================

                                           SHARES
                                      LOGO
                                  COMMON STOCK
                               ------------------

                                   PROSPECTUS
                               ------------------

                            EVEREN SECURITIES, INC.
                                          , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts shown are estimated except the Securities and Exchange Commission registration fee and the filing fee for the National Association of Securities Dealers, Inc. All of the amounts shown will be paid by the Company (the "Registrant").

                                       ITEM                                  AMOUNT
        ------------------------------------------------------------------  ---------
        SEC registration fee..............................................  $   7,576
        NASD filing fee...................................................          *
        Nasdaq National Market listing (entry) fee........................          *
        Blue sky fees and expenses........................................          *
        Printing and engraving expenses...................................          *
        Legal fees and expenses...........................................          *
        Accounting fees and expenses......................................          *
        Transfer agent and registrar fees.................................          *
        Miscellaneous.....................................................          *
                                                                             --------
                  Total...................................................  $ 575,000
                                                                             ========

---------------
* to be provided by amendment

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933. The Registrant's Bylaws (to be filed as Exhibit 3.4 hereto) provide that the Registrant shall indemnify its directors and officers to the fullest extent permitted by Delaware law. The Bylaws require the Registrant, subject to certain limitations, to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the directors and officers to repay such advances if it is ultimately determined that the directors or officers are not entitled to indemnification. The Bylaws further provide that rights conferred under such Bylaws shall not be deemed to be exclusive of any other right such persons may have or acquire under any agreement, vote of stockholders or disinterested directors, or otherwise. The Registrant believes that indemnification under its Bylaws covers at least negligence and gross negligence.

     In addition, the Registrant's Certificate of Incorporation (the "Certificate") (to be filed as Exhibit 3.3 hereto) provides that the Registrant shall indemnify its directors and officers if such persons acted (i) in good faith, (ii) in a manner reasonably believed to be in or not opposed to the best interests of the Registrant, and (iii) with respect to any criminal action or proceeding, with reasonable cause to believe such conduct was lawful. The Certificate also provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. This provision in the Certificate does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Certificate further provides that the Registrant be authorized to indemnify its directors and officers to the fullest extent permitted by law through the Bylaws, agreement, vote of stockholders or disinterested directors, or otherwise.

     The Registrant intends to obtain directors' and officers' liability insurance in connection with this Offering.

     In addition, the Registrant has entered or, concurrently with this Offering, will enter, into agreements to indemnify its directors and certain of its officers in addition to the indemnification provided for in the Certificate and Bylaws. These agreements will, among other things, indemnify the Registrant's directors and certain of its officers for certain expenses (including attorneys fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in the right of the Registrant, on account of services by that person as a director or officer of the Registrant or as a director or officer of any subsidiary of the Registrant, or as a director or officer of any other company or enterprise that the person provides services to at the request of the Registrant.

     The Underwriting Agreement (to be filed as Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the Registrant, its officers and directors and by the Registrant and the Selling Stockholders of the Underwriters, for certain liabilities arising under the Securities Act or otherwise.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since August 1994, the Registrant has sold and issued the following unregistered securities:

          1. On April 1, 1996, the Registrant issued 30,000 shares of its Common Stock to a business consultant in consideration for services rendered to the Registrant by such consultant.

          2. On April 1, 1997, the Registrant granted incentive stock options to certain employees of the Registrant under its 1997 Stock Incentive Plan covering an aggregate of 84,000 shares of the Registrant's Common Stock, at an exercise price of $16.50 per share. These options vest in five equal annual installments commencing one year following the date of grant. None of the optionees paid any cash consideration for these options.

          3. In June 1997, the Registrant affected a 300-for-1 stock split. Such issuance was exempt from registration under Section 2(3) of the Securities Act on the basis that such transaction did not involve a "sale" of securities.

          4. In October 1997, the Registrant granted stock options to an officer of the Registrant covering an aggregate of 7,500 shares of Common Stock, at an exercise price of $19.25 per share. These options vest in five equal annual installments commencing in April 1998. The optionee did not pay any cash consideration for these options.

     The issuance of securities in Items 1, 2 and 4 above were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated thereunder in that they were offered and sold either pursuant to a written compensatory benefit plan or pursuant to written contract relating to compensation, as provided by Rule 701.

     There were no underwriters, brokers or finders employed in connection with any of the transactions set forth above.

\ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

     The following Exhibits are attached hereto and incorporated herein by reference.

     1.1*     Form of Underwriting Agreement.
     3.1      Amended and Restated Articles of Incorporation of the Registrant.
     3.2      Amended and Restated Bylaws of the Registrant.
     3.3*     Form of Certificate of Incorporation of the Registrant, a Delaware corporation.
     3.4*     Form of Bylaws of the Registrant, a Delaware corporation.
     3.5*     Certificate of Merger of the Registrant, a Delaware corporation, and
              Registrant, a California corporation.
     4.1*     Specimen certificate representing shares of Common Stock of the Registrant.
     4.2      1997 Stock Incentive Plan.
     4.3      Form of Notice of Grant of Stock Option and related form of Stock Option
              Agreement under 1997 Stock Incentive Plan.
     4.4      Form of Notice of Grant of Nonemployee Director Automatic Stock Option and
              related form of Stock Option Agreement under 1997 Stock Incentive Plan.
     4.5      Form of Stock Issuance Agreement.
     5.1*     Form of Opinion of Brobeck, Phleger & Harrison LLP.
    10.1      Form of Indemnification Agreement.
    10.2      Standard Industrial/Commercial Single-Tenant Lease, dated July 1, 1997, between
              Bardon of Hollywood, Inc. and the Registrant.
    10.3      Standard Industrial Lease, dated July 10, 1985, between Phillip Rossman and
              Ruth Rossman Trust and Comdisc Technologies, Inc., as assigned to the
              Registrant as of July 10, 1985.
    10.4      Standard Sublease, dated May 8, 1996, between Legasys Legal Systems and the
              Registrant.
    10.5      Revolving Credit Promissory Note Issued by the Registrant to Citibank, FSB.
    10.6*     Standard Industrial/Commercial Single-Tenant Lease, dated as of July 21, 1997, between Jerry Harold Waxman and Arlene Reva Waxman, as Trustees under the Jerry
              Harold Waxman and Arlene Reva Waxman Inter Vivos Trust Agreement Dated October
              7, 1977, and the Registrant.
    10.7      Option Agreement, dated October 1, 1997, among Terrence Conway, Michael S.
              Foster and FosterCo, Inc.
    10.8      Form of Employee Proprietary Information and Inventions Agreement.
    10.9      Technology Assignment Agreement, dated October 1, 1997, between Michael S.
              Foster and the Registrant.
    10.10*    Standard Sublease, dated June 8, 1995, between Foote, Cone & Belding
              Communications, Inc., now known as True North Communication, and the
              Registrant.
    10.11     Form of Stockholder's Note, dated October 1, 1997.
    10.12*    License Agreement and Release, dated May 31, 1995 among the Registrant,
              FosterCo, Inc., Michael Foster, Terrence Conway, Michael Wanlass and James
              Wanlass.
    11.1      Statement Regarding Computation of Earnings Per Share.
    23.1      Consent of Deloitte & Touche LLP Independent Auditors.
    23.2*     Consent of Brobeck, Phleger & Harrison LLP (contained in Exhibit 5.1).
    24.1      Power of Attorney (contained on signature page on page II-5).
    27.1      Financial Data Schedule.

---------------

* to be filed by amendment

     (b) Financial Statement Schedules

      SCHEDULE
    ------------
    Schedule II     Valuation and Qualifying Accounts

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreements, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective;

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on the 21st day of October 1997.

                                          SPECTRATEK TECHNOLOGIES, INC.

                                          By:      /s/ TERRENCE CONWAY
                                            ------------------------------------
                                            Terrence Conway
                                            Chief Executive Officer and
                                              President

                               POWER OF ATTORNEY

     We, the undersigned officers and directors of Spectratek Technologies, Inc., do hereby constitute and appoint Terrence Conway and Charles M. Spear, and each of them, our true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, or any Registration Statement (or amendment thereto) for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby, ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

                NAME                                  TITLE                         DATE
-------------------------------------  -----------------------------------    -----------------

  /s/ TERRENCE CONWAY                       Chief Executive Officer,           October 21, 1997
-------------------------------------        President and Director
Terrence Conway                           (principal executive officer)

  /s/ MICHAEL S. FOSTER                  Chairman of the Board, Director       October 21, 1997
-------------------------------------     and Chief Technology Officer
Michael S. Foster

  /s/ MICHAEL WANLASS                       Vice President, Marketing          October 21, 1997
-------------------------------------             and Director
Michael Wanlass

  /s/ JAMES WANLASS                       Vice President, Manufacturing        October 21, 1997
-------------------------------------             and Director
James Wanlass

  /s/ CHARLES M. SPEAR                     Chief Financial Officer and         October 21, 1997
-------------------------------------                Director
Charles M. Spear                       (principal financial and accounting
                                                    officer)

                                 EXHIBIT INDEX

                                                                                   SEQUENTIALLY
    EXHIBIT                                                                          NUMBERED
    NUMBER                                DESCRIPTION                                  PAGE
    -------    ------------------------------------------------------------------  ------------
     1.1*      Form of Underwriting Agreement....................................
     3.1       Amended and Restated Articles of Incorporation of the
               Registrant........................................................
     3.2       Amended and Restated Bylaws of the Registrant.....................
     3.3*      Form of Certificate of Incorporation of the Registrant, a Delaware
               corporation.......................................................
     3.4*      Form of Bylaws of the Registrant, a Delaware corporation..........
     3.5*      Certificate of Merger of the Registrant, a Delaware corporation, and Registrant, a California corporation..........................
     4.1*      Specimen certificate representing shares of Common Stock of the
               Registrant........................................................
     4.2       1997 Stock Incentive Plan.........................................
     4.3       Form of Notice of Grant of Stock Option and related form of Stock
               Option Agreement under 1997 Stock Incentive Plan..................
     4.4       Form of Notice of Grant of Nonemployee Director Automatic Stock
               Option and related form of Stock Option Agreement under 1997 Stock
               Incentive Plan....................................................
     4.5       Form of Stock Issuance Agreement..................................
     5.1*      Form of Opinion of Brobeck, Phleger & Harrison LLP................
    10.1       Form of Indemnification Agreement.................................
    10.2       Standard Industrial/Commercial Single-Tenant Lease, dated July 1,
               1997, between Bardon of Hollywood, Inc. and the Registrant........
    10.3       Standard Industrial Lease, dated July 10, 1985, between Phillip
               Rossman and Ruth Rossman Trust and Comdisc Technologies, Inc., as
               assigned to the Registrant as of July 10, 1985....................
    10.4       Standard Sublease, dated May 8, 1996, between Legasys Legal
               Systems and the Registrant........................................
    10.5       Revolving Credit Promissory Note Issued by the Registrant to
               Citibank, FSB.....................................................
    10.6*      Standard Industrial/Commercial Single-Tenant Lease, dated as of
               July 21, 1997, between Jerry Harold Waxman and Arlene Reva Waxman, as Trustees under the Jerry Harold Waxman and Arlene Reva Waxman
               Inter Vivos Trust Agreement Dated October 7, 1977, and the
               Registrant........................................................
    10.7       Option Agreement, dated October 1, 1997, among Terrence Conway,
               Michael S. Foster and FosterCo, Inc...............................
    10.8       Form of Employee Proprietary Information and Inventions
               Agreement.........................................................
    10.9       Technology Assignment Agreement, dated October 1, 1997, between
               Michael S. Foster and the Registrant..............................
    10.10*     Standard Sublease, dated June 8, 1995, between Foote, Cone &
               Belding Communications, Inc., now known as True North
               Communication, and the Registrant.................................
    10.11      Form of Stockholder's Note, dated October 1, 1997.................
    10.12      License Agreement and Release, dated May 31, 1995 among the
               Registrant, FosterCo, Inc., Michael Foster, Terrence Conway,
               Michael Wanlass and James Wanlass.................................
    11.1       Statement Regarding Computation of Earnings Per Share.............